United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE

FEDERAL PUBLIC SERVICE	02 - FILING
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)	01 - NUMBER
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

REGISTRY WITH THE CVM DOES NOT IMPLY ANY JUDGEMENT ABOUT THE COMPANY, SINCE ITS ADMINISTRATORS ARE RESPONSIBLE FOR THE TRUTHFULNESS FOR THE INFORMATION GIVEN.

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

4 -	TRADE NAME	5 -	PREVIOUS NAME	6 -	NIRE
	CVRD		NIHIL		33300019766

01.02 - ADDRESS OF THE PRINCIPAL OFFICE

1 -	FULL ADDRESS (STREET, No. AND COMPLEMENT)							2 -	DISTRICT DOWNTOWN
	Avenida Graça Aranha, 26								Centro

3 -	CEP (ZIP CODE)		4 -	MUNICIPALITY			5 -	FEDERAL UNIT
	20030-900			Rio de Janeiro				RJ

6 -	AREA CODE (DDD)	7 -	PHONE No.	8 -	PHONE No.	9 -	PHONE No.		10 -	TELEX
	21		3814-4477

11 -	AREA CODE (DDD)	12 -	FAX	13 -	FAX	14 -	FAX

15 -	E-MAIL
fabio.barbosa@cvrd.com.br

01.03 - SHAREHOLDERS DEPARTMENT

1 -							NAME
Bernardeth Vieira de Souza

2 -							POSITION
Treasury General Manager

3 -						FULL ADDRESS (STREET, No. AND COMPLEMENT)	4 -	QUARTER OR DISTRICT
Avenida Graça Aranha, 26 - 13th floor								Centro

5 -	CEP (ZIP CODE)		6 -	MUNICIPALITY		7 -	FEDERAL UNIT
20030-900				Rio de Janeiro			RJ

8 -	AREA CODE (DDD)	9 -	PHONE No.	10 -	PHONE No.	11 -	PHONE No.	12 -	TELEX
21			3814-4477

13 -	AREA CODE (DDD)	14 -	FAX	15 -	FAX	16 -	FAX
	21		3814-4454				–

17 -	E-MAIL
bernardeth.souza@cvrd.com.br

OTHER PLACE FOR STOCKHOLDER SERVICE

18 - ITEM	19 -	MUNICIPALITY	20 - FEDERAL (UNIT)	21 - AREA CODE	22 - PHONE No.	23 - PHONE No.
01		Bradesco Bank			–	–
02
03
04

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE

FEDERAL PUBLIC SERVICE	02 - FILING
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)	01 - NUMBER
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

01.04 - DIRECTOR OF MARKET RELATIONS (Address for correspondence with the Company)

1 -	NAME
Fábio de Oliveira Barbosa

2 -	FULL ADDRESS (STREET, No. AND COMPLEMENT)	3 -	QUARTER OR DISTRICT
	Avenida Graça Aranha, 26 - 18th floor		Centro

4 -	CEP (ZIP CODE)		5 -		MUNICIPALITY		6 -	FEDERAL UNIT
	20030-900		Rio de Janeiro					RJ

7 -	AREA CODE (DDD)	8 -	PHONE No.	9 -	PHONE No.	10 -	PHONE No.	11 -	TELEX
	21		3814-8888		–		–		–

12 -	AREA CODE (DDD)	13 -	FAX	14 -	FAX	15 -	FAX
	21		3814-8888		–		–

17 -	E-MAIL
fabio.barbosa@cvrd.com.br

01.05 - REFERENCE/AUDITOR

1 -	LAST FISCAL YEAR START	2 -	LAST FISCAL YEAR END
	01/01/2002		12/31/2002

3 -	CURRENT FISCAL YEAR START	4 -	CURRENT FISCAL YEAR END
	01/01/2003		12/31/2003

5 -	AUDITOR’S NAME	6 -	CVM CODE
	PricewaterhouseCoopers Auditores Independentes		00287-9

7 -	NAME OF PARTER	7 -	TAX PAYER CARD
	Douglas H. Woods		004.464.168-00

01.06 - GENERAL DATA

1 -	STOCK EXCHANGE WHERE IT IS REGISTERED

	BVBAAL	BVMESB	BVPR	BVRJ	BVST

	BVES	BVPP	BVRG	BOVESPA

2 -	TRADING MARKET
Stock Exchange

3 -	SITUATION
Operational

4 -	ACTIVITY CODE
1150600 - Various Minerals

5 -	MAIN ACTIVITY
IRON ORE EXTRACT, DRESSING AND TRADE

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE

FEDERAL PUBLIC SERVICE	02 - FILING
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)	01 - NUMBER
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

01.07 - STOCK CONTROL

1 -	NATURE
Private National

2-	SECURITIES ISSUED BY THE COMPANY

1 -	SHARES	2 -	REDEEMABLE SHARES	3 -	SIMPLE DEBENTURES

4 -	DEBENTURES CONVERTIBLE INTO	5 -	PARTICIPATION CERTIFICATES	6 -	SUBSCRIPTION BONUSES

01.08 - PUBLICATION OF THE INFORMATIVE DOCUMENTS

1 -	NOTICE TO STOCKHOLDERS ABOUT THE AVAILABILITY OF THE FINANCIAL STATEMENTS (ARTICLE 133, LAW No. 6,404/76)	2 -	MINUTES OF THE ORDINARY GENERAL MEETING WHICH APPROVED THE FINANCIAL STATEMENTS
	03/14/2003		05/02/2003

3 -	CALL OF ORDINARY GENERAL MEETING FOR APPROVING THE FINANCIAL STATEMENTS	4 -	PUBLICATION OF THE FINANCIAL STATEMENTS
	03/31/2003		04/10/2003

01.09 - NEWSPAPERS IN WHICH THE COMPANY DIVULGES INFORMATION

1 - ITEM	2 - TITLE	3 - FEDERAL UNIT
01	Valor Econômico	BR
02	Jornal do Commercio	RJ
03	Gazeta Mercantil	BR
04	Diário Oficial do RJ	RJ
05	Correio Braziliense	DF
06	O Globo	RJ
07	Jornal do Brasil	RJ
08	Folha de São Paulo	SP
09	Estado de São Paulo	SP
10	A Gazeta	ES
11	A Tribuna	ES
12	O Estado de Minas	MG
13	O Litoral	PA

01.10 - DIRECTOR OF MARKET RELATIONS

1 - DATE	2 - SIGNATURE

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.01 - PRESENT COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE BOARD

1 - ITEM	2 - ADMINISTRATOR	3 - TAXPAYER CARD	4 - ELECTION DATE	5 - TERM OF OFFICE	6 - CODE (*)	7 - TITLE
01	Sérgio Ricardo Silva Rosa	003.580.198-00	04/16/2003	OGM 2005	2	Chairman

02	João Moisés de Oliveira	090.620.258-20	07/18/2001	OGM 2005	2	Member

03	Erik Persson	148.409.280-53	04/25/2001	OGM 2005	2	Member

04	Ricardo Carvalho Giambroni	466.383.007-25	04/16/2003	OGM 2005	2	Member

05	Arlindo Magno de Oliveira	281.761.977-34	04/16/2003	OGM 2005	2	Member

06	Renato da Cruz Gomes	426.961.277-00	04/25/2001	OGM 2005	2	Member

07	Luiz Alexandre Bandeira de Mello	239.583.677-04	04/16/2003	OGM 2005	2	Member

08	Mário da Silveira Teixeira Júnior	113.119.598-15	04/16/2003	OGM 2005	2	Member

09	Francisco Valadares Póvoa	070.887.286-72	04/25/2001	OGM 2005	2	Member

10	Rômulo de Mello Dias	604.722.787-20	04/16/2003	OGM 2005	2	Member

11	Cláudio Bernardo Guimarães de Moraes	761.155.427-15	04/16/2003	OGM 2005	2	Member

12	Roger Agnelli	007.372.548-07	03/27/2002	05/25/2005	1	Chief Executive Officer

13	Antônio Miguel Marques	279.996.456-72	03/27/2002	05/25/2005	1	Executive Officer for Equity Holdings and Business Development

14	Guilherme Rodolfo Laager	606.451.997-53	03/27/2002	05/25/2005	1	Executive Officer for Logistics

15	Carla Grasso	313.335.241-53	03/27/2002	05/25/2005	1	Executive Officer of Human Resources and Corporate Services

16	Fábio de Oliveira Barbosa	359.558.996-34	05/15/2002	05/25/2005	1	Chief Financial Officer

17	Diego Cristobal Hernández Cabrera	728.606.938-15	07/24/2002	05/25/2005	1	Executive Officer for Non-Ferrous Minerals

18	Gabriel Stoliar	402.763.927-87	03/27/2002	05/25/2005	1	Executive Officer for Planning

19	Armando de Oliveira Santos Neto	283.024.607-10	03/27/2002	05/25/2005	1	Executive Officer for Ferrous Minerals

(*) Code:	OGM - Ordinary General Meeting / BDM - Board Of Directors Meeting / EGM - Extraordinary General Meeting
1 - Belongs only to the executive board / 2 - Belongs only to the board of directors / 3 - Belongs to the both the board of directors and executive board.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER

SÉRGIO RICARDO SILVA ROSA. Born in 06/23/1959, Mr. Sérgio Rosa joined our board of directors in April 2003. Currently, he is also CEO of Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI. He is also a member of the board of Brasil Telecon Participações, since December 2000, and of Sauípe S/A, since May 2001. Since 2000, Mr. Sérgio Rosa has been an administration and participation executive officer of PREVI. From March 1991 to March 1994, he served as media executive. From June 1994 to May 2000, he served as President of the Confederação Nacional dos Bancários. From January 1995 to December 1996 Mr. Sérgio Rosa was a legislator of the Municipality of São Paulo.

JOÃO MOISÉS DE OLIVEIRA. Born in 03/06/1945, Mr. Oliveira has served as a member of our board of directors since  2001.  From 1962 to 2000, he worked at Banco Bradesco S.A. and at several companies in which Banco Bradesco S.A. has, direct or indirect, ownership interest.  Since 2000, Mr. Oliveira has been an executive officer at Bradespar S.A.  He has served as a member of the board of directors of several companies in which Banco Bradesco or Bradespar has or had, direct or indirect, ownership interest, including Companhia Siderúgica Belgo Mineira, Companhia Siderúgica Nacional and São Paulo Alpargatas S.A..

ERIK PERSSON. Born in 11/03/1954,  Mr. Persson has served as a member of our board of directors since April, 2001. Since June 2000, he has been working as a planning executive office of Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI.  He has been at PREVI since 1977. Mr. Erik Persson acts also as member of the board of director of Valepar S.A. and Litel Participações S.A. since  April 2001. Since 1990 he held the position of executive office at SEEB Porto Alegre/RS and FEEB Rio Grande do Sul.

RICARDO CARVALHO GIAMBRONI. Born in 10/27/1956, Mr. Giambroni joined our board of directors in April 2001. Currently, he is also a manager of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil. From June de 1999 to December 2002, he has been an administration executive officer of Litel Participações S.A.. From June 1997 to April 2001, he has been a member of the board of Paranapanema and, from April 2001 to December 2002, of Valepar S.A..

ARLINDO MAGNO DE OLIVEIRA. Born in 07/16/1951, Mr. Arlindo Magno joined our board of directors in April 2003. From 1996 to 2000, he served in a variety of positions at PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, among others: member of the Conselho Fiscal, customer service manager, deliberations executive officer and planning executive officer. From April to October 2002, Mr. Arlindo Magno has been finance and administration executive officer of CEDAE – Companhia Estadual de Água e Esgoto. He has also acted as member of the board of several companies, including Companhia de Eletricidade do Estado da Bahia - COELBA, Companhia Energética do Rio Grande do Norte - COSERN, CPFL Energia S.A., CPFL Geração de Energia S.A. and ENERCAN – Campos Novos Energia S.A..

RENATO DA CRUZ GOMES. Born in 02/23/1953, Mr. Gomes joined our board of directors in April 2001.  He has also been an executive officer of Valepar since 2001.  In 2000, he was appointed as an executive officer of Bradespar S.A.. From 1976 through 2000, Mr. Gomes held a variety of positions within BNDES and participated on the boards of directors of many companies, namely Elebra Eletrônica, Globo Cabo, Aracruz, Iochpe, Bahia Sul and Latasa.  He is also a member of the consulting board of Factor Sinergia - Fundo de Investimento de Valores Mobiliários em Ações, a securities investment fund, and the investments committee of Bradesco Templeton Value and Liquidity Fund.

LUIZ ALEXANDRE BANDEIRA DE MELLO. Born in 12/04/1947, Mr. Bandeira de Mello joined our board of directors in April 2003. In 1972 he started working at CVRD’s pelletizing complex in Tubarão, serving in a variety of positions in the production department, and from 1991 to 1997 has been the pelletizing superintendent officer of the following pelletizing affiliate companies: Companhia Hispano-Brasileira de Pelotização – HISPANOBRÁS, Companhia Ítalo-Brasileira de Pelotização – ITABRASCO, Companhia Nipo-Brasileira de Pelotização – NIBRASCO and Companhia Coreano-Brasileira de Pelotização – KOBRASCO. From 1993 to 1997, Mr. Bandeira de Mello has been member of the curators  board (Conselho de Curadores) of Fundação Vale do Rio Doce de Seguridade Social – VALIA. From October 2000 to January 2003 he acted as CEO (Chief Executive Officer) of Gulf Industrial Investment Co., a pelletization company situated in Bahrain. Since December 1994, has been officer of INVESTVALE – Clube de Investimentos dos Empregados e Aposentados da CVRD.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC OF EACH BOARD MEMBER AND EXECUTIVE OFFICER

MÁRIO DA SILVEIRA TEIXEIRA JÚNIOR. Born in 03/04/1946, Mr. Mário Teixeira joined our board of directors in April 2003. Since July 1971, he has worked at Banco Bradesco S.A., serving a variety of positions in several companies in which Bradesco holds, direct or indirect, ownership interest including Fundação Bradesco, as member of the highest board (Mesa Regedora). Currently, he is a member of the board of directors of Banco Bradesco S.A. He is also a member of the board of directors of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição. From March 2000 to July 2001, has been member of the board of directors of Bradespar S.A., and has later served as CEO of this company until March 2002. He was also vice-president of the board of directors of BES Investimento do Brasil S.A. - Banco de Investimento, since February 2001, and member of the board of directors of Banco Espírito Santo de Investimento, S.A., with headquarters in Lisbon, Portugal, since March 2002. In VBC Participações S.A. he served as member of the board of directors from March 1997 to April 2000, returning in July 2001, and in November of 2001 he was elected CEO of that company. From March 1997 to April 2000 he was a member of the board of directors of VBC Energia S.A. In CPFL Geração de Energia S.A., he is a member of the board of directors since August 2001. Since April 2002, he is member of the board of directors of Valepar S.A. Since August 2001 he is also a member of the board of directors of Companhia Paulista de Força e Luz - CPFL and CPFL Energia S.A., position that he also occupied in these companies during the periods from November 1997 to April 2000 and from March to April 2000, respectively. In ABRASCA - Associação Brasileira das Companhias Abertas he was a member of the board from May 1996 to July 2000. He was also a member of the board of directors of the following companies: Companhia de Energia Semesa, COFAP - Companhia Fabricadora de Peças, Companhia Siderúrgica Nacional, DOC4 Participações S.A., Flexibrás Tubos Flexíveis Ltda., Globo Cabo S.A., Latasa S.A., Rio Grande Energia S.A., São Paulo Alpargatas S.A., Sigma Importadora e Exportadora Ltda., Tigre S.A. Tubos e Conexões and Tubos e Conexões Tigre Ltda. He was also a member of the consulting board and conselho fiscal of Newtechnos Catalisadores Automotivos Ltda., and vice-president of ANBID - Associação Nacional dos Bancos de Investimento.

FRANCISCO VALADARES PÓVOA. Born in 02/28/1945, Mr. Póvoa has served as a member of our board of directors since May 1997. Mr. Póvoa act as President of Investvale. Since December 1994 he also sits on the board of Valepar, Rio Doce Manganese Europe, or RDME, Salobo Metais, CSI and Nova Era Silicon, or NES. Until March, 2001, he was also a member of the board of directors of Companhia Siderúrgica Nacional - CSN and was previously an alternate member of the board of CSN. Mr. Póvoa joined us as a mining engineer in 1972 and has held a variety of positions within the CVRD Group.

RÔMULO DE MELLO DIAS. Born in 09/27/1961, Mr. Rômulo Dias joined our board of directors in April 2001. Since 2000, he has been also business development officer and investor relations officer of BRADESPAR S.A. From 1980 to 2000, he occupied a variety of positions in several companies, among others, Banco do Brasil, PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, Citbank, and Albion Alliance.

CLAUDIO BERNARDO GUIMARÃES DE MORAES. Born in 01/21/1962, Mr. Claudio Moraes joined our board of directors in April 2003. From 1984 until present, he has served in a variety of positions at Banco Nacional de Desenvolvimento Econômico e Social – BNDES.

ROGER AGNELLI.Born in 03/05/1959, since July 2001, Mr. Agnelli has been CVRD’s Chief Executive Officer. He served as Chairman of the board of directors from May 2000 to July 2001. He also served as a member of the board of directors of VBC Energia S.A., Companhia Paulista de Força e Luz, Companhia Siderúrgica Nacional (CSN), Brasmotor S.A., Globo Cabo S.A. and Latas de Alumínio S.A.. He also served as the Chief executive Officer of Bradespar S.A. from March 2000 to July 2001, Mr. Agnelli worked for 22 years with Banco Bradesco S.A., where he started his career as an investment analyst an served as Executive Director from 1992 to 2000. Mr. Agnelli has a degree in Economics from Fundação Armando Alvares Penteado - FAAP.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC OF EACH BOARD MEMBER AND EXECUTIVE OFFICER

ANTÔNIO MIGUEL MARQUES. Born in 02/24/1957, Mr. Marques was appointed as an executive officer of CVRD’s holdings and business development and non ferrous minerals area in October 2001. Currently, Mr. Marques is Chief Executive Officer of Aluvale and a member of the board of directors of CELMAR, ALBRAS, ALUNORTE, MRN and VALESUL. Prior to that, Mr. Marques has held various positions at Caraíba Metais S.A. Indústria e Comércio, DuPont do Brasil S.A., Billiton Metais S.A., Paranapanema Group and Votarantim Group. Mr. Marques has a degree in engineering from the Universidade Federal de Ouro Preto. He received his post-graduate degree in Mineral Treatment at the Universidade Federal de Minas Gerais (UFMG) and obtained an MBA from COPPEAD, at Universidade Federal do Rio de Janeiro (UFRJ).

GUILHERME RODOLFO LAAGER.Born in 02/13/1957, Mr. Laager was appointed as an executive officer of the logistics area in September 2001. Mr. Laager served as logistics, supplying and technological information director for AMBEV, Companhia de Bebidas das Américas from 1989 until August 2000, acting directly in process of the member between Brahma and Antártica. From 1982 to 1988 he worked for Andresen Consulting and from 1979 to 1981 for IESA, Internacional de Engenharia S.A.  Mr. Laager has a degree in civil engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and obtained an MBA in business administration from COPPEAD, also at UFRJ.

CARLA GRASSO.Born in 02/03/1962, Mrs. Grasso was appointed as an executive officer of human resources and corporate services area in October 2001. Prior to joining us, Mrs. Grasso served as the economic assistant to the President of Brazil. She has also been deputy coordinator of fiscal policy at the Ministry of the Economy and has held a variety of positions at the Ministry of Social Security. In 1997, she was appointed as an executive officer of Fundação Vale de Rio Doce de Habitação e Desenvolvimento Social (FVRD). Mrs. Grasso has both a degree in Economics and a master’s in Economics from Universidade de Brasilia (UNB).

FABIO DE OLIVEIRA BARBOSA. Born on 12/31/1960, Mr. Barbosa was appointed as our chief financial officer in May 2002. Prior to that, Mr. Barbosa served as member of our board of directors from April 2000 to March 2002. Previously, he also served as board member of the following companies: BANESPA—Banco do Estado de São Paulo S/A, Banco do Brasil S/A, Caixa Econômica Federal, Cia. Siderúrgica Turbarão and TELESP—Telecomunicações de São Paulo. Prior to joining us, Mr. Barbosa served as secretary of the National Treasury Secretariat at the Ministry of Finance since July 1999, after serving as assistant secretary in the previous four years. From 1992 to 1995, he served as adviser to the Executive Board of the World Bank, in Washington DC. From 1990 to 1992, he was Deputy and Head of the Fiscal Policy Unit at the Ministry of Economy and Finance. From 1988 to 1990, he was economic advisor and head of the Economic Analysis Unit, both at the Ministry of Planning. Prior to that time, Mr. Barbosa held a variety of positions at the Ministry of Industry and Commerce, the Paraná State Development Institute, the Ministry of Labor and the Institute for Applied Economic Research.

DIEGO CRISTOBAL CABRERA HERNÁNDEZ. Born in 10/14/1948, Mr. Hernández has been appointed Executive Officer of the Non Ferrous Area in July 2002. A Chilean mining engineer, Mr. Hernández obtained his degree from École des Mines de Paris – France in 1973. In December 2001, he joined CVRD to look after the Non Ferrous Area. From 1996 to 2001, Mr. Hernández was Executive President and CEO of Cia. Minera Doña Ines de Collahuasi, the US$ 1.8 billion Copper Megaproject in northern Chile. From 1988 to 1996, he worked for Anglo American Group in Chile as CEO at Mantos Blancos Copper Company, Development Manager – Manto Verde and Santa Barbara Copper Projects - and CEO of Cia. Minera Tres Cruces. From 1985 to 1988, Mr. Hernández worked for Rio Tinto in Brazil at Morro do Ouro Gold Project. Prior to that, he held various positions at mining operations and engineering companies in Chile and Brazil. Through 2000 to 2001, Mr. Hernández was President of Consejo Minero (Chilean Chambers of Mines).

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

GABRIEL STOLIAR. Born in 03/18/1954, since April 1999, Mr. Stoliar has served as the Chief Financial Officer and as Chief Accounting Officer. In September 1997, he was appointed as an executive officer of the corporate center and investor relations area. Begun his carrier as Advisor of Business Organization at Federative Institute of Management and Development of Rio de Janeiro. In 1994, he was appointed director of BNDESPAR. In 1991, Mr. Stoliar assumed the position of superintendent of the operational division responsible for the areas of mining, metallurgy, chemicals, petrochemicals, pulp and paper. He was hired by BNDESPAR in 1988 as manager of operations in the area of capital, electronic and consumer goods. In 1982, he was promoted to manager of BNDES for the project area of FINSOCIAL. In 1978, he was hired by BNDES as an analyst in the area of pulp, paper and petrochemicals. Mr. Stoliar began his career as a business organization consultant at the Institute of Economic and Management Development of the Federation of Industries of Rio de Janeiro. Mr. Stoliar obtained an engineering degree from Universidade Federal do Rio de Janeiro (UFRJ), a post graduate degree in production engineering and transportation and an MBA from PDG/EXE-SDE in Rio de Janeiro.

ARMANDO DE OLIVEIRA SANTOS NETO.Born in 03/21/1950, Mr. Santos was appointed as an executive officer of the ferrous minerals area in October 2001. Since 1970, Mr. Santos has held many different positions within the CVRD Group, including trainee in the railway division, assistant to the chief executive officer, marketing manager and executive officer at Rio Doce America, Inc., or RDA, sales manager of the Far East area, coordinator for planning and sales promotion, general manager and director of Rio Doce International, or RDI, general sales manager and executive officer of the iron ore division commercial officer and executive officer of RDA and member of the board of directors of CSI. Mr. Santos has a degree in civil engineering from the Universidade Federal do Espírito Santo (UFES).

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.01 - EVENTS RELATIVE TO THE DISTRIBUTIONS OF THE STOCK CAPITAL

				APPROXIMATE NUMBER OF OTHER SHAREHOLDERS
1	- BASIC EVENT	2 -	DATE OF THE EVENT	3 -	NATURAL PERSONS AND LEGAL ENTITIES	4 -	INSTITUTIONAL INVESTORS	5 -	SHAREHOLDERS’ AGREEMENTS	6 -	PREFERRED SHARES WITH RIGHT TO VOTE
	OGM		04/16/2003		26,086		5,707		YES NO		YES NO

7 -	PREFERRED SHARES WITH RIGHT TO VOTE
PNA

03.02 -	SHARE POSITION OF SHAREHOLDERS WITH OVER 5% OF THE VOTING SHARES IN CASE OF LEGAL ENTITY, INFORM THE CONTROLLING PARTIES TO THE LEVEL OF NATURAL PERSON, IN APPENDIX 01

1 - ITEM	2 - NAME/ COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - FEDERAL UNIT	6 - COMMON SHARES	7 -%	8 - PREFERRED SHARES	9 -%	10 - TOTAL SHARES	11 -%	12 - SHAREHOLDING COMPOSITION	13 - SHAREHOLDERS’ AGREEMENT INTEREST	14 - CONTROLLER
01	VALEPAR	01.772.413/0001-57	Brazilian	RJ	130,715,709	52.29	-	-	130,715,709	33.64	04/30/2003	-	YES
97	TREASURY STOCK	-	-	-	4,715,170	1.89	4,465	-	4,719,635	1.21		-	NO
98	OTHERS	-	-	-	114,552,264	45.82	138,571,448	100.00	253,123,712	65.15		-	NO
99	TOTAL				249,983,143	100.00	138,575,913	100.00	388,559,056	100.00

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	01		VALEPAR		04/30/2002

1 - ITEM	2 - NAME/ COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - FEDERAL UNIT	6 - COMMON SHARES	7 - %	8 - PREFERRED SHARES	9 - %	10 - TOTAL SHARES (UNIT)	11 - %	12 - STOCK CAPITAL COMPOSITION
0103	Litel Participações S.A.	00.743.065/0001-27	Brazilian	RJ	52,663,766	49.00	16,594,824	71.41	69,258,590	52.98	04/30/2003
0105	Eletron S.A.	00.514.998/0001-42	Brazilian	RJ	21,875,000	20.35	-	-	21,875,000	16.74	04/30/2003
0107	Investvale	00.374.829/0001-54	Brazilian	RJ	11,120,369	10.35	-	-	11,120,369	8.51	04/30/2003
0108	Litela Participações S.A.	05.495.546/0001-84	Brazilian	RJ	-	-	6.643.814	28,59	6.643.814	5,08	04/30/2003
0109	Millennium Security Holdings Corp.	05.557.784/0001-77	I. Virgens Brit		5,543,686	5.16	-	-	5,543,686	4.24	04/30/2003
0110	BNDES Participações	00.383.281/0001-09	Brazilian	RJ	1,254,631	1.17	1	-	1,254,632	0.96	04/30/2003
0111	Bradespar S.A.	03.847.461/0001-92	Brazilian	SP	721,275	0.67	-	-	721,275	0.55	04/30/2003
0112	Bradesplan Participações S.A.	61.782.769/0001-01	Brazilian	SP	14,298,346	13.30	-	-	14,298,346	10.94	04/30/2003
0199	TOTAL				107,477,073	100.00	23,238,639	100.00	130,715,712	100.00

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0103		Litel Participações S.A.		04/30/2003

1 - ITEM	2 - NAME/ COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - FEDERAL UNIT	6 - COMMON SHARES	7 - %	8 - PREFERRED SHARES	9 - %	10 - TOTAL SHARES (UNIT)	11 - %	12 - STOCK CAPITAL COMPOSITION

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0105		Eletron S.A.		04/30/2003

1 - ITEM	2 - NAME/ COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - FEDERAL UNIT	6 - COMMON SHARES	7 - %	8 - PREFERRED SHARES	9 - %	10 - TOTAL SHARES (UNIT)	11 - %	12 - STOCK CAPITAL COMPOSITION

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0107		Investvale		04/30/2003

1 - ITEM	2 - NAME/ COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - FEDERAL UNIT	6 - COMMON SHARES	7 - %	8 - PREFERRED SHARES	9 - %	10 - TOTAL SHARES (UNIT)	11 - %	12 - STOCK CAPITAL COMPOSITION

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0108		Litela Participações S.A.		04/30/2003

1 - ITEM	2 - NAME/ COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - FEDERAL UNIT	6 - COMMON SHARES	7 - %	8 - PREFERRED SHARES	9 - %	10 - TOTAL SHARES (UNIT)	11 - %	12 - STOCK CAPITAL COMPOSITION

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0109		Millennium Security Holdings Corp.		04/30/2003

1 - ITEM	2 - NAME/ COMPANY NAME	3 - CPF/ CNPJ	4 - NATIONALITY	5 - FEDERAL UNIT	6 - COMMON SHARES	7 -%	8 - PREFERRED SHARES	9 -%	10 - TOTAL SHARES (UNIT)	11 -%	12 - STOCK CAPITAL COMPOSITION

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0110		BNDES Participações		04/30/2003

1 - ITEM	2 - NAME/ COMPANY NAME	3 - CPF/ CNPJ	4 - NATIONALITY	5 - FEDERAL UNIT	6 - COMMON SHARES	7 -%	8 - PREFERRED SHARES	9 -%	10 - TOTAL SHARES (UNIT)	11 -%	12 - STOCK CAPITAL COMPOSITION

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0111		Bradespar S.A.		04/30/2003

1 - ITEM	2 - NAME/ COMPANY NAME	3 - CPF/ CNPJ	4 - NATIONALITY	5 - FEDERAL UNIT	6 - COMMON SHARES	7 -%	8 - PREFERRED SHARES	9 -%	10 - TOTAL SHARES (UNIT)	11 -%	12 - STOCK CAPITAL COMPOSITION

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 -	ITEM	2 -	INVESTOR	3 -	DATE OF THE SOCIAL CAPITAL’S COMPOSITION
	0112		Bradesplan Participações S.A.		04/30/2003

1 - ITEM	2 - NAME/ COMPANY NAME	3 - CPF/ CNPJ	4 - NATIONALITY	5 - FEDERAL UNIT	6 - COMMON SHARES	7 -%	8 - PREFERRED SHARES	9 -%	10 - TOTAL SHARES (UNIT)	11 -%	12 - STOCK CAPITAL COMPOSITION

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

04.01 - COMPOSITION OF THE SHARE CAPITAL

1 - Date of the last change: 04/16/2003

2 - ITEM	3 - SPECIFICATION	4 - NOMINATIVE STOCK OR BOOK ENTRY SHARE	5 - FACE VALUE	6 - QUANTITY OF SHARES (UNIT)	7 - SUBSCRIBED (R$ THOUSANDS)	8 - PAID-UP (R$ THOUSANDS)
01	COMMON SHARES (BOOK SHARES)	BOOK ENTRY SHARE		249,983,143	4,053,165	4,053,165
02	CLASS A PREFERRED SHARES	BOOK ENTRY SHARE		138,575,913	2,246,835	2,246,835
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
				388,559,056	6,300,000	6,300,000

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

04.02 - SUBSCRIBED SHARE CAPITAL

1 - ITEM	2 - DATE	3 - SHARE CAPITAL (R$ THOUSANDS)	4 - VALUE OF ALTERATION (R$ THOUSANDS)	5 - ORIGIN OF ALTERATION	7 - NUMBER OF OUTSTANDING SHARES (UNITS)	8 - OUTSTANDING SHARES’ VALUE (REAIS)
01	04/25/2001	4,000,000	1,000,000	Revenue Reserves
02	04/29/2002	5,000,000	443,684	Capital Reserves
03	04/29/2002	5,000,000	556,316	Revenue Reserves
04	04/16/2003	6,300,000	1,300,000	Revenue Reserves
05
06
07
08
09
10

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

04.04 - AUTHORIZED STOCK CAPITAL

1 - NUMBER (UNITS)	2 - VALUE (REAIS)	3 - DATE OF AUTHORIZATION
900,000,000	0	04/16/2003

04.05 - ADDRESS OF THE PRINCIPAL OFFICE

1 - ITEM	2 - SPECIFICATIION	3 - CLASS	4 - QUANTITY OF AUTHORIZED STOCK ISSUE (UNITS)
01	COMMON SHARES		300,000,000
02	PREFERRED SHARES	A	600,000,000

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

05.01 - TREASURY STOCK

1 - ITEM	2 - SPECIFICATION	3 - CLASS	4 - MEETING	5 - ACQUISITION TERM	6 - QUANTITY TO BE ACQUIRED (UNITS)	7 - AMOUNT TO BE PAID (REAIS THOUSANDS)	8 - QUANTITY ACQUIRED (UNITS)	9 - AMOUNT PAID (R$ THOUSANDS)
01	COMMON		10/24/2001	3 MONTHS	5,027,429	-	4,715,170	131,103
02	PREFFERED	A	10/24/2001	3 MONTHS	13,692,872	-	4,465	229

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

06.01 - DIVIDENDS/INTEREST ON STOCKHOLDERS’ EQUITY

1 - ITEM	2 - DIVIDENDS/ INTEREST	3 - EVENT	4 - DATE	5 - END OF THE FISCAL YEAR	6 - NET PROFIT OR LOSS IN THE PERIOD (R$ THOUSAND)	7 - DIVIDENDS PER SHARE (R$)	8 - TYPE OF SHARE	9 - CLASS OF SHARE	10 - AMOUNT OF THE DIVIDEND(R$THOUSAND)	11 - PAYMENT DATE
01	Interest On Stockholders Equity	BDM	12/30/2000	12/31/2000	2,132,658	3.3300000000	Common		832,420	02/20/2001
02	Interest On Stockholders Equity	BDM	12/30/2000	12/31/2000	2,132,658	3.3300000000	Preferred	A	449,272	02/20/2001
03	Interest On Stockholders Equity	BDM	11/22/2001	12/31/2001	3,050,710	2.3050000000	Common		566,607	12/10/2001
04	Interest On Stockholders Equity	BDM	11/22/2001	12/31/2001	3,050,710	2.3050000000	Preferred	A	320,131	12/10/2001
05	Interest On Stockholders Equity	BDM	11/22/2001	12/31/2001	3,050,710	2.3050000000	Common		566,607	04/30/2002
06	Interest On Stockholders Equity	BDM	11/22/2001	12/31/2001	3,050,710	2.3050000000	Preferred	A	320,131	04/30/2002
07	Interest On Stockholders Equity	BDM	11/13/2002	12/31/2002	2,043,254	2.6800000000	Common		657,318	12/31/2002
08	Interest On Stockholders Equity	BDM	11/13/2002	12/31/2002	2,043,254	2.6800000000	Preferred	A	371,372	12/31/2002

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

06.03 - BYLAW DISTRIBUTION OF THE STOCK CAPITAL

1 - ITEM	2 - SHARE SPECIFICATION	3 - SHARE CLASS	4 - STOCK CAPITAL %	5 - FIXED DIVIDEND TYPE %	6 - MINIMUM DIVIDEND TYPE %	7 - CUMULATIVE DIVIDEND TYPE %	8 - VALUATION BASIS	9 - PREVISION FOR CAPITAL REFUND	10 - PREMIUM	11 - VOTING RIGHTS
01	Common		64,34	-	25,00	-	Portion of the profit	No	No	Yes
02	Preferred	A	35,66	-	6,00	-	Portion of the capital	No	No	Yes

06.04 - BYLAW ALTERATION

1 -	DATE OF THE LAST CHANGE	2 -	COMPULSORY DIVIDEND (% PROFIT)
	12/27/2002		0,00

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

07.01 - TOTAL REMUNERATION OF THE ADMINISTRATORS

1 -	PROFIT SHARING	2 -	OVERALL ADMINSTRATOR REMUNERATION	3 -	FREQUENCY
	NO		R$ 15,139 thousand		Annual

07.02 - PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS

1 - ITEM	2 - PARTICIPATIONS AND CONTRIBUTIONS	3 - AMOUNT PAID ON 12/31/2002	4 - AMOUNT PAID ON 12/31/2001	5 - AMOUNT PAID ON 12/31/2000
01	Profit Sharing
02	* Debenture Holders
03	* Employees
04	* Administrators
05	* Founders’ Shares
06	Contributions
07	* Assistance Fund
08	* Pension Fund	24,445	21,063	45,585
09	* Others
10	Net Profit in The Fiscal Year	2,043,254	3,050,710	2,132,658
11	Net Loss in The Fiscal Year

*	OSM: Ordinary Shareholders Meeting
BDM: Board of Directors Meeting

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

07.03 - INVESTIMENTS IN AFFILIATED COMPANIES

1 - ITEM	2 - NAME OF THE AFFILIATED	3 - CNPJ (CORPORATE TAXPAYER NUMBER)	4 - TYPE	5 - PARTICIPATION %	6 - STOCKHOLDERS EQUITY	1	7 - COMPANY RATING
01	Rio Doce Europa S. A. R. L.	-	Subsidiary Closed Capital	99,80	27,21		Trade, Industry and Others

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

08.01 - CHARACTERISTICS OF PUBLIC OU PRIVATE DEBENTURE ISSUANCE

1 - CHARACTERISTIC OF THE ISSUANCE	2 - ISSUANCE
01 - ITEM	01
02 - ISSUE SERIAL NUMBER	05
03 - CVM REGISTRATION NUMBER	SEP/GER/DEB-91/022
04 - CVM REGISTRATION DATE	07/26/1991
05 - ISSUED SERIES	1A
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUANCE DATE/ 09 - MATURITY DATE	07/01/1991 - 07/01/2006
10 - TYPE OF DEBENTURE	SUBORDINATE
11 - REMUNERATION CONDITION	exchange rate variation +5% p. a.
12 - PREMIUM/DISCOUNT
13 - FACE VALUE (Reais)	353,330.00
14 - AMOUNT ISSUED (Thousand Reais)	353
15 - NUMBER OF SECURITIES ISSUED	1,000
16 - OUTSTANDING (UNIT)	6
17 - IN TREASURY (UNIT)	994
18 - REDEEMED (UNIT)	-
19 - CONVERTED (UNIT)	-
20 - TO BE PLACED (UNIT)	-
21 - DATE OF THE LAST REPRICING	07/01/2001
22 - DATE OF THE NEXT EVENT	07/01/2003

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

08.01 - CHARACTERISTICS OF PUBLIC OU PRIVATE DEBENTURE ISSUANCE

1 - CHARACTERISTIC OF THE ISSUANCE	2 - ISSUANCE
01 - ITEM	02
02 - ISSUE SERIAL NUMBER	06
03 - CVM REGISTRATION NUMBER	CVM/SRE/SEC/2002/04
04 - CVM REGISTRATION DATE	10/04/2002
05 - ISSUED SERIES	UM
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUANCE DATE/ 09 - MATURITY DATE	07/08/1997
10 - TYPE OF DEBENTURE	SUBORDINATE
11 - REMUNERATION CONDITION	LINKED TO MINING RIGHTS
12 - PREMIUM/DISCOUNT	% OF NET REVENUES
13 - FACE VALUE (Reais)	0,02
14 - AMOUNT ISSUED (Thousand Reais)	7
15 - NUMBER OF SECURITIES ISSUED	388,559,056
16 - OUTSTANDING (UNIT)	388,558,384
17 - IN TREASURY (UNIT)	672
18 - REDEEMED (UNIT)	-
19 - CONVERTED (UNIT)	-
20 - TO BE PLACED (UNIT)	-
21 - DATE OF THE LAST REPRICING
22 - DATE OF THE NEXT EVENT

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YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.01 - A BRIEF HISTORY OF THE COMPANY

The Company was founded by the Brazilian Government in June 1942 to own and operate iron ore mines located at Itabira in the State of Minas Gerais and the Vitória-Minas Railroad, which had operated to carry iron ore and farm produce through the Rio Doce valley in southern Brazil to the Port of Vitória, located in state of Espírito Santo.

The Company was established pursuant to commitments from the United Kingdom to contribute the Itabira iron ore mines and from the United States to provide financing for the acquisition of railroad and mining equipment.

The initial purpose of the Company was to organize the production and export of iron ore through the Company’s Southern System to help meet strategic raw material needs during World War II.

In 1970, the Company and United States Steel Corporation commenced a joint venture to develop high quality iron ore mineral deposits located at Carajás in the State of Pará in northern Brazil.

After acquiring U.S. Steel’s interests in 1977, the Company commenced construction of the Carajás mining complex and the related Carajás Railroad with financing from various multilateral and commercial financial institutions, including the World Bank and the European Coal and Steel Community.

The Carajás mining complex and related transportation facilities initiated commercial scale operations in 1987.

On May 6, 1997 through an auction at the Rio de Janeiro Stock Exchange, the Brazilian Government privatized Companhia Vale do Rio Doce. The “Consórcio Brasil (VALEPAR)” bought 104,318,070 common shares of CVRD, equal to 41.73% of the voting capital, for R$ 3,338,178,240.00.

Starting from two mine-railway-port systems in separate regions of the country, CVRD today is a conglomerate involved in extracting and processing natural resources and in transportation, including the operation of railroads and ports along with coastal and trans-oceanic shipping. It participates in a group of companies in the steelmaking and ferroalloy sectors and also is present in other important areas of the Brazilian economy, such as aluminum, copper. Spread over ten Brazilian states, in 1997 it constituted a new company in the energy segment.

CVRD decided to operate in the general cargo market with the same efficiency it does in handling the iron ore it exports.  In 1999 it was set up a specific department for logistics to administer its maritime terminals together with the railroads it owns outright and in partnerships, thus boosting the reliability and efficiency of transporting various cargoes:  containers, solid and liquid bulk products, and general cargo.  The goal is to expand CVRD’s presence in the sector by offering fully integrated logistics services.

The broad scope of CVRD’s activities plays a hugely important role in Brazil’s progress. For this reason, the Company’s growth and development, besides justifying the pride of its employees, partners and shareholders, reflects the ability of Brazilians to manage a business that today is a synonym for efficiency and competitiveness the world over.

In touch with its times and aware of its responsibilities, CVRD published its first Social Report along with its 1999 Financial Statements.  Through the Fundação Vale do Rio Doce (FVRD), the Company directs its efforts in education and in the areas of environmental preservation, health, infrastructure and economic development, working to improve the lives of all those living in the regions under its influence.

The year 2000 represented a milestone in the life of Companhia Vale do Rio Doce, with the launch of ADRs on the New York Stock Exchange. Such a complex range of businesses – from mining ore to trading Company shares on skittish capital markets – is only feasible with modern and innovative management. Backed up by dedicated, highly motivated employees, Company management has been more transparent, dynamic and, most importantly, more focused and efficient.

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.01 - A BRIEF HISTORY OF THE COMPANY

The third and final stage of the Company’s privatization was successfully completed with the global offering of 78,787,838 common shares held by the National Treasury and the National Economic Development Bank - BNDES. The offer was oversubscribed more than three times, the shares being placed with institutional investors in 17 countries - Brazil, U.S., Canada, U.K., Ireland, Germany, Denmark, Spain, France, Holland, Italy, Kuwait, Luxembourg, Sweden, Switzerland, Australia and China (Hong Kong) - and 792,443 individual shareholders in Brazil. CVRD’s common shares began trading on the NYSE on March 21, 2002 as American Depositary Receipts (ADRs), identified by ticker symbol RIO.

The success of these transactions demonstrates the strong confidence that Brazilian and foreign investors have in CVRD’s future. The soundness of the Company’s balance sheet and strong cash generation ensures credibility in the international debt market. A well defined long-term strategy, good corporate governance, operational excellence, unquestioned leadership in the global iron ore market, and significant growth opportunities in ferrous minerals, copper, bauxite, alumina and logistics services, were all important factors in attracting the large and diverse contingent of new shareholders.

CVRD won the following awards for recognition for its standards of excellence, such as:

•	Reuters Institutional Investor Survey 2002 chose CVRD as “Best Mining and Metals Company of Latin America” and “Best Company of Brazil” for its investor relations activities.”;

•	CVRD obtained the Anefac-Fipecafi-Serasa 2002 Award for the quality and transparency of its financial statements;

•	Best in Corporate Governance – Institutional Investor do Brasil magazine – Best Mining and Metals Company in Brazil;

•
Best Total Shareholder Return – 2002 GVA Study – Fundação Getulio Vargas and The Boston Consulting Group. CVRD was one of the three Brazilian companies that systematically had the best total shareholder returns in 2001 and over the last five and ten years;

•	Most profitable company in Brazil – IstoÉ Dinheiro magazine – 100 top profit-earners for 2001);

•	Company of the Year in the Mineral Sector – Brasil Mineral 2002 – This title is the most important award in the Brazilian mining and metallurgy sector;

•	Best Mining and Metals Company in Latin America – Global Finance 2002;

•
2nd Volvo Logistics Award – Tecnologística – CVRD was indicated by the magazine’s readers as one of the ten best logistics companies in Brazil, according to a survey conducted by the Coppead Institute of Administration of Rio de Janeiro Federal University;

•
Top de Ecologia Award – Vale do Rio Doce Natural Reserve in Linhares – Transforming a Protected Area into a Sustainable Business Unit, given by the Associação dos Dirigentes de Vendas e Marketing do Brasil – ADMB (Brazilian Sales and Marketing Directors’ Association).

•
The Meu Ambiente Project won the Findes/Consuma Award in the Environmental Education Category, given by the Espírito Santo Federation of Industries – Findes and by the Conselho Superior de Meio Ambiente – Consuma (Superior Environmental Council).

•
ECO 2002 Award – Conservation and Environmental Education Category – Vale do Rio Doce Natural Reserve in Linhares, Espírito Santo – American Chamber of Commerce – Amcham • Best Mining and Metals Company in Latin America – Global Finance 2002;

•
Brazil Citizenship for Exportation Award – Arabian-Brazilian Chamber of Commerce (Câmara de Comércio Árabe-Brasileira) and the Citizenship Institute (Instituto da Cidadania) – in the Master 1 Category, which recognizes initiatives of great social impact;

•	Best Company of Latin America in Mining and Metals – Global Finance and Reuters Institutional Investor Survey 2002.;

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

PERFORMANCE OF THE BUSINESS AREAS

FERROUS MINERALS

Iron ore and pellets: tailor-made solutions boost customer competitiveness

Based on a clear and well-defined management model, Companhia Vale do Rio Doce has been conducting its businesses in consistent and planned form, bringing significant improvements for the country. The Company’s performance reflects not only the high quality of its iron ore and pellet products, but also the success of its marketing strategy, emphasizing customized solutions for each customer instead of simple product sales.

This strategy has been allowing expanded sales to markets such as China, whose geographical distance from Brazil is a competitive disadvantage. In the period 1998-2002, sales to the Chinese market grew at a yearly rate of 33.3%, with the share in total imports of this country rising from 11% in 1998 to 16% in 2002. To cater to the Chinese market, which has been the main growth engine in the transoceanic market, CVRD has developed various initiatives to reduce iron ore shipping costs. Among these is promoting sales of Chinese coal and metallurgical coke to Brazilian customers to generate return freight.

Consolidated sales of iron ore and pellets set a new record in 2002, reaching 163,916 million tons, for growth of 11.5% over the previous year. This figure includes the volume sold by the Parent Company and by Nibrasco, Kobrasco, Itabrasco, Hispanobras, Urucum, Ferteco, Samarco, GIIC, MBR and QCM. This volume is net of intercompany transactions – such as sales of pellet feed from the Parent Company to pelletizing plants – and was calculated proportionally to the holdings of CVRD in each of these.

Iron ore sales were 135.187 million tons, 12% greater than the previous year, and pellets reached 28.729 million tons, a rise of 9.4%. Of the volume sold, 84.1% went to the external market, 15% more than in 2001.

The consolidated gross revenue from sales of iron ore and pellets totaled R$ 8.728 billion in 2002 – R$ 5.987 billion for ore and R$ 2.741 billion for pellets. This value corresponds to 57.2% of the Company’s total gross revenue and represents a jump of 47.5% over the prior year.

The reference prices of iron ore and pellets for 2002 were only established at the end of May, in the most drawn-out negotiations in recent decades. The result was a generalized cut in prices, varying from 1.04% for standard sinter feed from the Southern System to 5.47% for blast furnace pellets.

Iron ore and pellet sales reached a new record of 163.9 million tons.

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09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

Consolidated Iron Ore and Pellet Sales

Manganese and Ferroalloys

High quality for the steel industry

CVRD’s strategy in the area of ferrous minerals includes full development of the manganese and ferroalloy businesses, based on its commitment as a supplier of high-quality raw materials for the steel industry. The complementation and synergy with the iron ore and pellets business provide economies of scale in marketing and logistics.

Currently, CVRD owns and operates four manganese mines – Azul, Urucum, MMN and Morro da Mina – and seven mills turning out ferroalloys – Corumbá, Santa Rita, Barbacena, Rancharia, São João del Rey, Sibra and Rio Doce Manganèse Europe (RDME). These operations are distributed geographically in four Brazilian states – Pará, Mato Grosso do Sul, Minas Gerais and Bahia – along with France.

In 2002, CVRD set a record for output of manganese ore, 2.33 million tons, a 29.5% increase over 2001. Total sales were 665 thousand tons. Sales of ferroalloys reached 539 thousand tons. Consolidated gross revenue from manganese and ferroalloys was R$ 845 million, a rise of 34,6% over the previous year.

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	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

NON-FERROUS MINERALS

Gold

In search of new deposits

Recovery of CVRD’s gold production will really get rolling with start-up of the copper mines in Carajás. Estimates are that these projects can produce about 685 thousand ounces of gold a year starting in 2007, which will help offset copper production costs. Besides this, the Company continues to invest in mineral prospecting, to identify new deposits.

At present, CVRD operates the Fazenda Brasileiro mine in Bahia, which is forecast to turn out 112 thousand ounces of refined gold in 2003. The recoverable gold reserves demonstrated at 2002 year-end were approximately 225 million ounces.

In July 2002, Igarapé Bahia, the Company’s largest gold mine, was shut down. The copper ore under the remaining pit, which also contains gold, will be exploited in the future, making use of the existing installations.

The price of gold followed an upward trend during the year, reaching a peak of US$ 350 per troy ounce in December 2002, the highest quotation in the last five years. CVRD, which began producing this mineral in 1984, has since then produced 5,890 thousand ounces of refined gold, 315 thousand ounces of this in 2002.

Gold sales, all going to the export market, added up to 331,479 ounces in 2002, against 508,472 ounces in 2001. Gross revenue in 2002 was R$ 280 million, 15.4% below that in the previous year, basically due to reduced output, since the price in dollars per troy ounce was 14.4% higher than in 2001.

Kaolin

Winning new markets

With installed production capacity of 600 thousand tons annually, Pará Pigmentos S.A., a subsidiary of CVRD, developed a new line of products and implemented a marketing strategy aimed at selling kaolin to the United States.

Besides Century HC, the main product of PPSA, Para Print and Century S were produced in industrial scale in 2002. These products are targeted at producers of coated paper and yield excellent characteristics for the final products, opening perspectives for new sales in upcoming years, mainly as a result of negotiations to expand shipments to Europe.

The sales volume of PPSA in 2002 was 337 thousand tons, 89% of this going for export. Net revenue was R$ 115 million and cash generation was R$ 52 million.

Potash

More fertilizers for agricultural growth

The 8.5% expansion of Brazilian agriculture in 2002 caused a strong rise in demand for fertilizers, whose raw material is potassium chloride. The Taquari-Vassouras mine in Sergipe is the only domestic source of this input for Brazilian industry, which mainly relies on imports.

In 2002, sales and output were the highest since the start of activities at the Taquari-Vassouras mine. Potash sales to the domestic market totaled 731 thousand tons, a 45.3% rise in relation to 2001. This volume was made possible by production of 627 thousand tons and by using up stocks. Potash sales generated gross revenue of R$ 272 million.

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

LOGISTICS

Creating new transport corridors and expanding agricultural frontiers

The year 2002 set a high mark for the logistics area of Companhia Vale do Rio Doce – responsible for 16% of freight movement in Brazil and 65% of port operations with dry bulk cargoes, mostly iron ore from its own mines. As one of the country’s largest haulers of grains as well, particularly soybeans, CVRD’s logistics have been playing a key role in expanding the agricultural frontier in the North and Midwest regions, reducing costs and raising the competitiveness of Brazilian agricultural products in the international market. More than this, the Company has been bringing development to backward interior regions by shortening distances and creating new transport corridors.

Gross revenue from logistics services in 2002 was R$ 1.435 billion. The steel industry, responsible for 40% of this figure, continues to be the Company’s main client, which is explained by the proximity of the Vitória a Minas Railroad – EFVM and the Tubarão Port Complex to the country’s main steel mills.

Net revenue obtained from logistics services for the largest and longest-running client increased 13% in 2002, reaching R$ 484 million. Two elements were especially important to this result: the rise in exports of pig iron and steel in the second half of the year and the start-up of the hot rolling mill at Companhia Siderúrgica de Tubarão – CST.

Transport of agricultural products was the most dynamic segment of the Company’s logistics activities, influenced mainly by exports of soybeans and soy meal and the integrated operation of the Vitória a Minas Railroad – Centro-Atlântica Railroad –Tubarão Port Complex. Carrying grain has a huge growth potential in coming years and CVRD expects to gain from it. An example is the fist movement of soybeans in the northeast of the state of Mato Grosso, for shipment from the Ponta da Madeira Maritime Terminal in Maranhão, opening a new transport corridor to that region.

The revenue obtained from these operations reached R$ 250 million, a jump of 56% over the previous year. Various records were broken, such as for monthly soybeans and soy meal carried by the EFVM and the FCA together, 336 thousand tons in April, and the loading of 432 thousand tons of general cargo at the Sundry Products Terminal in June.

In intermodal service, which involves carrying containers by rail and coastal shipping, complemented by highway transport, revenue grew 44% to R$ 170 million in 2002. The implementation of express train service and restructuring of coastal shipping have been crucial for this expansion.

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	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

Revenue from Railroad and Port Services *

Composition by Activity of Clients

* Except iron ore and pellets

Railroads

The record volume hauled by the CVRD railroads in 2002 – 191.381 million tons – and the substantial improvement in performance, both in terms of operating costs and safety, resulted from the new management model put in place. These strategic changes increased 7.2% the transportation of sundry products, shaved R$ 15 million off operating costs and reduced fuel consumption by about 6%, contributing to environmental preservation.

The availability and reliability of the locomotives and cars also set several new records. The MKBF – distance traveled between failures in millions of kilometers – set new levels in all CVRD’s railroads, showing the improved maintenance of rolling stock. An important mark was the MKBF for the ore cars of the EFC. On average each car covered 9.7 million kilometers between failures, considered a world benchmark.

In January 2002, the FCA assumed operation of the 431 kilometers between the Valefértil station in Minas Gerais, and Boa Vista Nova station in the state of São Paulo, near the city of Campinas. This stretch is a concession from Ferroban and complements the connection to Araguari, in the Triângulo Mineiro (“Ore Triangle”) region, already operated by the FCA. Through this agreement, which involves the passage right until Santos via Ferroban’s trackway, the FCA began serving an important corridor between the ore production center in the Triângulo Mineiro and the Port of Santos. In return for the FCA operating concession, the Company must transfer its shares in Ferroban to the controlling shareholders of that company, after proper approval by the government railroad authority.

Port terminals

The competitiveness of the port terminals controlled and operated by CVRD is fundamental for Brazilian products to reach the international market. Consistent investments have allowed increased performance while significantly reducing the time necessary for handling the different products, bringing substantial advantages for importers and exporters, besides contributing to lowering the so-called “Brazil cost”.

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	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

The loading of 55.5 million tons of cargo at the Ponta da Madeira Maritime Terminal in 2002, higher by 4% than in 2001, set a new record. Located in São Luís, Maranhão, the terminal handled 51.6 million tons of iron ore and pellets, 1.2 million tons of manganese and 2.7 million tons of general cargo (pig iron and soybeans).

The Tubarão Port Complex, in Vitória, Espírito Santo – composed of the Port of Tubarão, the Paul Quay and the Praia Mole, Liquid Bulk Cargo and Sundry Products terminals – shipped out 89.9 million tons in 2002. Of this total, 72.9 million tons were iron ore and pellets.

The volume of general cargo handled for clients by CVRD-controlled ports – Ponta da Madeira, Tubarão, Inácio Barbosa and Vila Velha – rose 22% over the 2001 figure, reaching 23.8 million tons.

Shipping

In 2002, Docenave consolidated its activity as a carrier of general container cargo along coastal/river routes linking the main ports between Buenos Aires, in Argentina, and Manaus, up the Amazon River in the state of Amazonas. CVRD’s shipping operations led to new business opportunities and expanded its offer of logistics services to domestic and international clients.

Docenave obtained revenue of R$ 294,1 million, carrying 7.9 million tons of bulk cargoes and 69,482 TEUs (twenty-foot equivalent units) of general cargo over its cabotage service. The support services provided at the ports where CVRD operates generated another R$ 38 million in revenue.

Of the total bulk cargo hauled in 2002, nearly 74% was iron ore, 5% coal, 4% steel products and 3% manganese. The remaining 14% referred to charter-out service.

Docenave’s port support activity at the Tubarão Port Complex in Espírito Santo earned the ISO 14000 environmental management certificate in 2002. Docenave has its own tugboat fleet along of eight tugs with three chartered tugs to assist port operations.

BUSINESSES UNDER DEVELOPMENT AND EQUITY HOLDINGS

ALUMINUM

Strategic focus on bauxite and alumina

Companhia Vale do Rio Doce has a key strategic position in the aluminum industry, being a huge producer and supplier of bauxite and alumina for the national and international markets. Aware of this responsibility, CVRD has been investing to expand capacity of these products.

The Company’s dealings in the aluminum sector contributed 11.6% of its total consolidated revenue. Gross revenue in the aluminum area was R$ 1.767 billion in 2002, a 58.1% increase over the R$ 1.118 billion in 2001.

MRN produced 9.919 million tons of bauxite in 2002, corresponding to 90% of its installed capacity. This was 7% below the 2001 output due to lower demand in the first half of the year and the interference caused by expansion work in the second half. Sales for the year totaled 9.928 million tons, 9% less than in 2001. Of this total, 26% went for export. Net revenue was R$ 539 million, 7% higher than the previous year, and operating cash flow was R$ 330 million.

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09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

Alunorte produced 1.656 million tons of alumina, 3.2% higher than in 2001 and slightly above its nominal capacity of 1.6 million tons yearly. Sales added up to 1.640 million tons, a new record, with 46.8% exported. Net revenue was R$ 785 million, a 14% rise over the previous year. Alunorte’s EBITDA grew 10%, reaching R$ 239 million for the year.

Expansion of refining capacity to 2.4 million tons a year was concluded. Start-up of the third production line occurred in January 2003. Outlays to boost capacity at Alunorte totaled US$ 277.6 million, with a cost per ton of US$ 350, highly competitive by aluminum industry standards.

In June 2002, CVRD acquired for R$ 118.9 million, through Aluvale, the 12.62% of Alunorte capital previously held by MRN. Aluvale increased its stake in Alunorte to 62.1% of its common shares and 57.03% of the total capital. This allows MRN to concentrate only on its core business, producing bauxite, and will enable CVRD to capture greater value generated by future increases in Alunorte’s capacity.

Albras produced 407.7 thousand tons of primary aluminum, 23% more than in 2001. This growth was a consequence of the end of electricity rationing in 2001, the coming on line of expanded capacity, and also operational improvements.

Sales totaled 406.3 thousand tons, of which 97% went for export. Albras obtained net revenue of R$ 1.5 billion in 2002, 36% higher than the previous year. Its EBITDA reached R$ 644 million, 38% above that booked in 2001.

 In 2002, Valesul attained primary production of 92.2 thousand tons, surpassing the 2001 production by 12 thousand tons. Its sales totaled 90.1 thousand tons for the year, of which 46% were exports. The company took in net revenue of R$ 410 million, 36% greater than the prior year. Operating cash flow was R$ 114 million, a jump of 38% over 2001.

The Machadinho Hydroelectric Station, in which Valesul has a 7% stake, began generating electricity in 2002. This allowed Valesul to reach self-sufficiency in peak power consumption.

ELECTRIC POWER

Own generation brings benefits to society

Currently, 9.9% of CVRD’s electricity consumption is generated by its own power plants. With the investments scheduled, based on concessions to build and operate new plants, the Company will be able to meet some 50% of its projected consumption by the end of the decade, providing benefits to other sectors of the Brazilian economy and society at large through greater energy availability.

By concentrating its investments in hydroelectric facilities, the Company protects itself from price volatility of carbon fuels, besides ensuring electricity supply and increasing competitiveness. With consumption of approximately 14.1 million MWh in 2002, CVRD and its subsidiaries, affiliated companies and joint ventures were responsible for 4.5% of Brazil’s electricity consumption.

CVRD has stakes in ten hydroelectric stations, three of which are in operation. Two more are scheduled to come on line in 2003 – Candonga and Aimorés – and five are awaiting start of construction. The investments to build power plants and in the licensing of future undertakings added up to US$ 78 million in 2002.

In 2002, CVRD developed a department specialized in selling electric power, seeking a balance for all its operating units between own generation and power purchased from other generating companies. The Company participated in the first public auction for sale of electric power by government-owned generators.

In July, a consortium in which CVRD has a 30% stake was the winning bidder to build and operate the Estreito Hydroelectric Station, located on the Tocantins- Maranhão state border. This project will have installed capacity of 1,087 MW and will begin operating in 2007.

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	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

In December 2002, the first phase of the Funil Hydroelectric Station started generating. This is a partnership between CVRD and Cemig, located in Minas Gerais, with installed capacity of 180 MW. The plant was constructed in 27 months, a record for undertakings of this size. The value of the investment was US$ 47.6 million, equivalent to US$ 519 per installed kilowatt. CVRD’s share of the power generated by Funil will be allocated to the Tubarão Port Complex.

The Company’s portion of the power generated by the Igarapava and Porto Estrela stations was directed to its Itabira and Timbopeba operating units, as well as for sale to the market. Because of the electricity generated by the two plants, these operating units were able to cut their energy costs by US$ 13 million in 2002.

STEEL

Good results leverage the steel industry

In 2002, the Brazilian steel industry obtained significant results. CST, the world’s biggest steel slab exporter, beat its production record with output of 4.9 million tons, and total sales of 4.6 million tons. Net revenue was R$ 2.84 billion, 43% higher than in 2001. CST’s EBITDA totaled R$ 1.1 billion, an impressive rise over the R$ 563 million obtained the previous year. The improved result was due mainly to recovery of steel slab prices in the international market, along with the effects of exchange rate variation.

The sales volume of CSI reached a record of 1.83 million tons of finished products, a 10% increase over 2001. As a result of the good sales performance and better margin on products, net revenue reached US$ 754 million, 18% higher than the year before. Operating cash flow totaled US$ 101 million.

In 2002, Usiminas set a new sales record, with 7.7 million tons of finished steel products. This volume represented a 17% rise in relation to sales on 2001. Net revenue was R$ 6.69 billion, 37% more than in the previous year. EBITDA was R$ 2.4 billion, 56% above that booked in 2001.

FERTILIZERS

Profits generate additional dividends

Companhia Vale do Rio Doce has an 11.1% stake in Fosfertil, a company that produces and sells phosphate and nitrogen based fertilizers. In 2002, CVRD received R$ 6.4 million in dividends and interest on stockholders’ equity from Fosfertil. In January 2003, it received additional dividends of R$ 16.9 million, from retained earnings.

In 2002, Fosfertil and its subsidiary Ultrafertil increased their sales volume by 5%, selling a total of 1,515 thousand tons of fertilizer nutrients, of which 56% were phosphate based and the other 44% nitrogen fertilizers. The net revenue of Fosfertil was R$ 1.4 billion, an increase of 23% over the previous year.

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	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

PAPER AND PULP

Conclusion of divestiture

As a part of its long-term strategic guidelines, Companhia Vale do Rio Doce is selling assets that do not have synergy with its main business interests. In September 2002, CVRD concluded sale of its holding in Florestas Rio Doce S.A. – FRDSA, for R$ 191.4 million, composed of 39.7 thousand hectares in Espírito Santo and 8 thousand hectares in Minas Gerais

With the purchase of the stake held by Nissho Iwai Corporation in Celmar, in December 2002, CVRD became the sole owner of that company. Celmar maintained its 29.4 thousand hectares of eucalyptus forests in Maranhão and held to its studies of alternative projects for use of this wood, which will be of great importance to other projects under study in the metals area.

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.03 - PERIODS OF SEASONAL BUSINESS ACTIVITIES

The Company’s activities are not subject to seasonable variations.

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

10.01 - MAIN PRODUCTS AND/OR SERVICES

1 - ITEM	2 - MAIN PRODUCTS AND/OR SERVICES	3 - % OF NET PROCEEDS
01	Iron Ore	62.83
02	Pellets	17.65

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

11.01 - PRODUCTION PROCESS

IRON ORE AND PELLETS

Extraction,  grinding, screening, concentration, pelletizing, railroad transportation and shipping of iron ore and iron ore pellets.

The Company’s iron ore mining and related operations are concentrated in two regions in Brazil, the Southern System and the Northern System. The Southern System is located in the states of Minas Gerais and Espírito Santo, and the Northern System is located in the states of Pará and Maranhão. Each system includes iron ore reserves and other mineral deposits, mines, ore processing facilities and integrated railroad and terminal transportation facilities. The railroads connect the systems and bring products from the mines to the marine terminals, located at Tubarão and Praia Mole in the Southern System, and São Luís in the Northern System. The operation of two separate systems, each with transportation capability under Company control, enhances reliability and consistency of service to customers.

Southern System

The Southern System is an integrated system consisting of iron ore mines, the Vitória-Minas railroad, and the ports of Tubarão and Praia Mole (located in Vitória, in the state of Espírito Santo) .The iron ore mines of the Southern System are located in a region called the Iron Quadrangle in the state of Minas Gerais, in the southeast of Brazil. Nine mining complexes compose this system: Cauê and Conceição in the Itabira District, Timbopeba, Gongo Soco Complex, Alegria Complex, Água Limpa Complex, Córrego do Meio Complex, Capanema and Fazendão. The Southern System is accessible by road or by spur tracks of the Vitória-Minas railroad, which transports iron ore concentrate, lump, and natural pellet ore to the Tubarão marine terminal (located approximately 600 kilometers away) and domestic steelmakers, as well as third party general cargo.

Iron ore in the Southern System is mined by open pit methods. These ore reserves have high ratios of itabirite ore relative to hematite ore. Itabirite is a quartz-hematite rock with an average iron content ranging from 35%to 60%, requiring concentration to achieve shipping grade, which is above a 64%average iron content. Mines in the Southern System generally process their run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed.

The Vitória-Minas railroad transports Southern System iron ore to the Tubarão marine terminal located at Vitória in the state of Espírito Santo. The Southern System has train-loading facilities with a daily carrying capacity of 300, 000 tons of iron ore. A train composed of two diesel-electrical locomotives and up to 240 gondola ore-cars makes a roundtrip to the marine terminal every 43 hours. The Tubarão/Praia Mole marine terminal complex has a storage capacity of 4.5 million tons of iron ore and pellets. The storage capacity in connection with the complex’s two piers, which are 25 meters deep and 600 meters wide, ensures access for ships of up to 365, 000 DWT. The loading system consists of a bucket-wheel reclaimer, conveyor belts and a ship-loader for each pier, which represents a total loading capacity of 32, 000 tons per hour to the terminal.

Northern System

The Northern System is an integrated mine, railroad and port system, including open pit mines and an ore processing complex. The Northern System is located in the Carajás region, in the states of Pará and Maranhão in the north of Brazil (in the Amazon River basin), on public lands for which CVRD holds mining concessions. The Northern System’s reserves are among the largest iron ore deposits in the world, with a life of more than 21 years at 2000 output levels. These reserves are divided into two main ranges (north and south), situated approximately 35 kilometers apart. Iron ore mining activities in the Northern System are currently being conducted in the north range, which is divided into four main mining bodies (N4E, N4WC, N4WN and N5).

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

11.01 - PRODUCTION PROCESS

The N4E deposit is the largest operational pit in the Northern Region. Industrial scale mining operations began at this mine in 1985. The Company selected the N4E mine as the first iron body to be developed in the Northern System because development of the N4E would facilitate access to the N4W and N5 deposits, which could share the N4E beneficiation complex and train loading terminal. Mining operations at N4W began in 1994, opening two pits (N4WC and N4WN). The Company completed the construction of two in-pit crushing systems located at N4E and N4WN mines in late December 1998.The N4E and N4W mines use conventional open pit benching, with drilling and blasting to open a free face followed by shovel loading. During 1998, operations also began at the N5 mines (N5W and N5E).

Because of the high iron content (65.4%on average) in the Northern System, there is no need to operate a concentration plant at Carajás. The beneficiation process for creating marketable sinter feed, pellet feed, special fines for direct reduction processes and lump ore consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. CVRD can therefore produce marketable iron ore in the Northern System at a lower cost than in the Southern System. Output from the beneficiation process consists of sinter feed, pellet feed, special fines for direct reduction processes and lump ore, which is sampled regularly before storage at the Carajás stockyard by automatic sampling systems that conform to ISO 9002 standards. After the beneficiation process, the Carajás railroad transports Northern System iron ore to the Ponta da Madeira marine terminal located at São Luís in the state of Maranhão, on the Atlantic Ocean. The Northern System has train-loading facilities with an aggregate nominal loading capacity of 14, 000 tons per hour. A train composed of three diesel-electrical locomotives and up to 206 gondola ore-cars, each car having a net capacity of 105 tons, makes each 54.5-hour round-trip to the marine terminal. At the Ponta da Madeira marine terminal, a 100 kilometer long natural channel (at least 23 meters deep and 500 meters wide) ensures access for ships of up to 420, 000 DWT. With a storage capacity of 3.5 million tons, a loading system consisting of bucket-wheel reclaimers, conveyor belts and single boom ship-loaders at two piers, the marine terminal can handle vessels from 20, 000 to 420, 000 DWT with no repositioning.

The complex in Carajás is accessible by road, air and rail. It obtains electrical power at market rates from regional utilities. To support the Carajás operations and to reduce turnover of mining personnel, the Company provides housing and other facilities for its workers in a nearby township.

The Company’s twelfth iron ore pellet production plant located in the port of Ponta da Madeira, São Luís, state of Maranhão has opened. This plant is a wholly-owned asset of CVRD.The São Luís pellet plant, which has a nominal production capacity of 6 million tons per year, will use the high quality Carajás iron ore. This investment, brings CVRD’s consolidated pellet production capacity to 43 million tons per year.

The new pellet plant is the most automated of its kind in the world, using new concepts of network communication with the use of fiber optics and intelligent instruments which send data already processed to control computers.

Pursuant to CVRD commitment to environmental preservation and taking advantage of the knowledge accumulated with the operation of the pellet plants based in the port of Tubarão, state of Espírito Santo, significant investment was made in latest-generation equipment to ensure that the best environmental protection practices are used. Ninety seven local technicians were trained at the Tubarão units to work in the São Luís pellet plant.

The pellet plant uses a travelling grate process developed by Lurgi-Mettalurgie, the same used in the seven pellet plants located on Tubarão. Of the equipment used in this industrial unit, of special mention are two rolling presses used in the grinding of iron ore, which produce considerable savings in energy consumption, reducing therefore, the plant’s operating costs.

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

11.01 - PRODUCTION PROCESS

The Company’s pelletizing activities increase its market for fine and ultrafine iron ore used for making pellets. Iron ore is sold to the joint ventures, which perform the pelletizing at market prices. Historically, the joint-venture pelletizing plants in the Southern System derive all their iron ore fines from CVRD.

GOLD

Extraction is by heap-leaching or CIP (carbon in pulp). Then the ore is cast into doré bars and transport to the refinery.

The gold business is primarily conducted at the parent company level and each gold mine is wholly owned. These operations began in 1984 and currently there is one major mine in operation, Fazenda Brasileiro, located in the state of Bahia.

POTASH

Potash operations involve extraction,  treatment (removal  of impurities) and compacting (transformation into granulated or powder form).

Potash is an important raw material used in the production of fertilizers. CVRD leases a potash mine in the state of Sergipe from Petróleo Brasileiro S.A. (Petrobrás), the Brazilian government oil company. It is the only mine of this type in Brazil and has a current capacity of 600,000 tons per year.

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

11.02 - COMMERCIALIZATION, DISTRIBUTION PROCESS, MARKETS AND EXPORTATION

CUSTOMERS AND SUPPLIERS

CUSTOMERS

The commitment of Companhia Vale do Rio Doce to its customers is based on a deep understanding of their specific needs. CVRD has teams in the commercial area that offer customer service at all phases, from the initial order for products and/or services to follow-through technical assistance. From the characteristics of each business, customer service is thorough, continuous and carried out in steps. Each team receives specific training to prepare it to serve the customer needs it will face.

In the iron ore area, CVRD has been the world’s largest exporter since the 1970s, relying on two integrated production and shipping systems, consisting of mines, railroads and ports. Customer service is performed by a team of professionals who operate in Brazil and the Company’s overseas offices in Brussels, New York, Tokyo and Shanghai.

The Company is a provider of integrated logistics solutions aimed at creating value for its customers. As the largest logistics operator in Brazil, it offers a standout portfolio of multimodal services. Its logistics team has recognized technical know-how and the latest technology to manage a first-class set of assets, located in regions of great strategic and economic importance. Its transport assets form the base of an ample and complex multimodal system. The CVRD logistics area has teams that are focused on prospecting, development and implementation of logistics projects in the most important segments of the Brazilian economy.

CVRD’s logistics customers can follow in real time, through the Client Information Service (Serviço de Informação ao Cliente – SIC), the safe progress of their products carried on the Centro-Atlântica, Carajás and Vitória a Minas railroads.
CVRD commercializes basically iron ore and pellets, through contracts.

Operating abroad in the sale of CVRD’s iron ore are:

•	Rio Doce Europa Ltd.: with head office in Funchal; Madeira Island, its activities are related to exportation of the iron ore of its Parent Company - CVRD;

•	Rio Doce International S.A.: a CVRD subsidiary, operates as an agent in Europe;

•	Rio Doce Asia Kabuschiki Kaisha: a CVRD subsidiary, operates as an agent in Asia;

•	CVRD Overseas: an indirect subsidiary of CVRD dedicated to sales to the Company’s six largest customers, located in Europe, the United States and Asia, through securitization;

•	Itabira International Company Limited: a CVRD subsidiary, it is engaged in the sale of iron ore to foreign customers.

•	Brasilux: a CVRD subsidiary, it is engaged in the sale of iron ore to Europe

CVRD distributes its products in the domestic and foreign markets.

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

11.02 - COMMERCIALIZATION, DISTRIBUTION PROCESS, MARKETS AND EXPORTATION

Such distribution is made through railroad transportation, port terminals and ocean transportation.

CVRD’s export sales generated gross operating revenues as follows over the past three years:

	IN MILLIONS OF REAIS

EXPORT SALES	2002	2001	2000

Operating income	8.570	6.617	5.169
Export sales	5.381	3.938	2.920
Percentage	63	60	56

Sales to the various export markets were as follows:

IN MILLIONS OF TONS

EXPORT SALES - CVRD	2002	%	2001	%	2000	%

NORTH AMERICA	6,238	5.9	4,432	4.9	5,460	6.9
SOUTH AMERICA	2,255	2.1	1,929	2.2	1,407	1.8
EUROPE	44,014	41.9	34,377	38.2	28,595	35.8
JAPAN	16,185	15.4	17,120	19.0	17,503	22.0
ASIA	29,544	28.1	25,325	28.1	19,694	24.7
MIDDLE EAST, AFRICA AND OCEANIA	6,935	6.6	6,856	7.6	6,984	8.8

TOTAL	105,171	100.0	90,039	100.0	79,643	100.0

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

11.03 - COMPETITORS

The international iron ore market is highly competitive. Several large producers dominate this market. The principal factors affecting competition are price, quality, range of products offered, reliability and transportation costs. In 2002, the Asian market (primarily Japan, South Korea and China) and the European market were the primary markets for our iron ore.

Our biggest competitors in the Asian market are located in Australia and include affiliates of Broken Hill Proprietary Company Limited, or BHP, and The Rio Tinto Corporation Plc. Although the transportation costs of delivering iron ore from Australia to Asian customers are generally lower than ours as a result of Australia’s geographical proximity, we believe we are able to remain competitive in the Asian market for two principal reasons. First, steel producers generally seek to obtain the types (or blends) of iron ore which can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels which generally lead to lower processing costs. For example, the alumina content of our iron ore is very low compared to Australian ore. Second, steel mills often develop sales relationships based on a reliable supply of a specific mix of iron ore. We have an aggressive marketing policy of meeting our clients’ needs to the extent possible, including placing specialized personnel in direct contact with our clients to determine the blend that best suits each particular client. We sell our products FOB from our ports, which means that the invoice price includes delivery at our expense to our ports and no further. In general, our ownership of the process of producing and transporting iron ore to our ports helps ensure that our products get to our ports on schedule and at competitive costs. Consequently, we believe that the sale of our shipping dry-bulk assets will not affect our competitiveness as we have not subsidized shipping costs for those customers who have used our fleet. We believe that third party carriers are available to serve our customers.

We are competitive in the European market for the reasons we described above, as well as the quality of our Caraj<s iron ore and the proximity of the Ponta da Madeira port facilities to European customers. Our principal competitors in Europe are:

•	Anglo American (U.K.) and Affiliates,
•	Iron Ore Co.,
•	Quebec Cartier Mining Co. (Canada),
•	Luossavaara Kiirunavaara AB (Sweden),
•	SociJtP Nationale Industrielle et MiniPre (Mauritania),
•	Kumba Resources (South Africa), and
•	BHP (Australia), Rio Tinto (UK) and Affiliates.

The Brazilian iron ore market is highly competitive with a wide range of smaller producers. Although pricing is a relevant factor, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high-quality ore and technical services make us a strong competitor in domestic sales. Prevailing export market prices, with adjustments negotiated to compensate for lower transport costs to domestic customers, influence iron ore sales in the domestic market.

The table below shows the overseas exports in the last three years, comparing the main companies and the respective percentages in relation to worldwide demand.

COUNTRY	COMPANY	2002	%	2001	%	2000	%

Brazil	CVRD	141,1	29.4	121,1	26.9	101,0	22.2
Australia	Hamersley	—	—	—	—	67,3	14.8
Australia	Robe River	—	—	—	—	33,7	7.4
Australia	Rio Tinto	95,0	19.8	90,9	20.2	—	—
Australia	BHP	76,8	16.0	77,0	17.1	61,0	13.4
Brazil	MBR	—	—	27,0	6.0	22,3	4.9
Others	Miscellaneous	167,1	34.8	134,0	29.8	169,7	37.3

TOTAL WORLD MARKET		480,0		450,0		455,0

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

12.01 - PATENTS, TRADEMARKS AND FRANCHISES

PATENTS

CVRD’s numerous patents are fundamental in achieving its objectives for technological research and development. The Company holds 464 patents: 321 of these are in Brazil (183 of which have been granted and 138 are pending with the National Institute of Intellectual Property – INPI), while the remaining 143 are abroad (109 granted and 34 pending with the competent agencies).

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

14.01 - COMPANY PROJECTIONS - FUTURE PLANS/RESULTS: Nothing to report.

14.02 - RECOMMENDABLE BUT NOT COMPULSORY INFORMATION: Nothing to report.

14.03 - OTHER INFORMATION DEEMED IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

This item summarizes the information on “Relevant Properties” pertaining to item 13.01.

Property, plant and equipment per business area ( cost – depreciation) :

	2002			2001

	Cost	Accumulated depreciation	Net	Net

Ferrous - Northern System
Mining	1,682	(754)	928	800
Railroads	2,737	(1,078)	1,659	1,676
Ports	534	(244)	290	273
Construction in progress	546	—	546	385

	5,499	(2,076)	3,423	3,134

Ferrous - Southern System
Mining	2,487	(1,446)	1,041	1,013
Railroads	3,117	(1,824)	1,293	1,190
Ports	585	(433)	152	130
Construction in progress	394	—	394	386

	6,583	(3,703)	2,880	2,719

Pelletizing
Southern System	620	(446)	174	169
Northern System	521	(5)	516	—
Construction in progress	185	—	185	388

	1,326	(451)	875	557

Non-Ferrous
Potash	130	(46)	84	75
Gold	433	(389)	44	197
Research and projects	212	(176)	36	20
Construction in progress	75	—	75	58

	850	(611)	239	350

Logistics	953	(539)	414	386
Construction in progress	84	—	84	51

	1,037	(539)	498	437

Energy	205	(20)	185	175
Construction in progress	477	—	477	149

	682	(20)	662	324

Corporate	129	(47)	82	47
Construction in progress	48	—	48	13

	177	(47)	130	60

Total	16,154	(7,447)	8,707	7,581

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

14.03 - OTHER INFORMATION DEEMED IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

	2002			2001

	Cost	Accumulated depreciation	Net	Net

Buildings	1,547	(687)	860	858
Installations	4,764	(2,641)	2,123	1,569
Equipment	945	(565)	380	359
Railroads	5,291	(2,774)	2,517	2,445
Mineral rights	434	(177)	257	268
Others	1,364	(603)	761	652

	14,345	(7,447)	6,898	6,151
Construction in progress	1,809	—	1,809	1,430

Total	16,154	(7,447)	8,707	7,581

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

14.05 - EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS

The capital investments planned for 2003 correspond to the implementation of the long-term strategy of Companhia Vale do Rio Doce that places priority on exploring opportunities for organic growth to generate value.

The budget approved for 2003 forecasts expenditures worth US$ 1.843 billion. These resources will be allocated to the following categories: US$ 1.129 billion for new projects and expansion; US$ 642.5 million for maintenance, modernization, information technology, research and development and environmental protection; along with US$ 72 million for mineral exploration.

The greatest share of spending on projects will be earmarked for non-ferrous minerals, US$ 315 million. The other outlays will be: logistics, US$ 289.8 million; ferrous minerals, US$ 244.3 million; aluminum, US$ 160.3 million; and metals, US$ 48.3 million.

Development of the Sossego copper project, set for completion in the first half of 2004, will be take investments of US$ 253.1 million in 2003. The total amount budgeted for the project is US$ 283 million. Expansion of capacity at the Taquari-Vassouras potash mine, from 600 thousand to 850 thousand tons annually, will demand US$ 29.4 million in 2003.

Outlays on logistics projects programmed for 2003 are concentrated in acquiring 3,500 rail cars and 166 locomotives to haul iron ore – US$ 49.7 million – and general cargo, mainly transport of agricultural products – US$ 97.5 million, construction material – US$ 34.2 million, and steel products – US$ 11.7 million. The remaining capital expenditures will go to the construction of grain silos and to increase the capacity of the Praia Mole terminal, specialized in unloading solid bulk cargoes, mainly coal, coke and anthracite.

In 2003, US$ 61.4 million will be invested to expand the logistics capacity of the Northern System, with US$ 6.8 million going to build Pier III of the Ponta da Madeira Maritime Terminal. In the first phase of this project, to be finished in 2004, the terminal’s capacity will be augmented from the current 56 million tons a year to 70 million tons.

Development of the Brucutu and Fábrica Nova iron ore mines in the Southern System is meant to replace the capacity that will be lost from future depletion of the mines at Capanema (in 2003), Timbopeba (in 2006) and Córrego do Meio (in 2007), besides aiming to meet increased future demand.

Brucutu is the most important reserve in the Southern System in terms of ore quantity and quality. US$ 19.7 million will be spent in 2003 to start a project to build a beneficiation plant, whose final objective is to reach capacity of 12 million tons a year in 2008.

Fábrica Nova is a reserve belonging to Samitri, acquired in May 2000. It is in reality an expansion project because it utilizes the existing infrastructure and equipment. The goal is to reach production capacity of 15 million tons a year in 2009. A total of US$ 39.6 million will be invested in this project.

US$ 8.5 million will be spent to replace equipment and to boost capacity of the pelletizing plants in Tubarão. The aim is to augment their annual capacity from the current 25 million tons to 28 million in 2005.

Development of the Paragominas bauxite mine will involve US$ 70 million in 2003. In 2010, Paragominas should reach annual capacity of 9 million tons. In parallel, US$ 87.8 million will be spent in 2003 on the initial phase of constructing modules 4 and 5 of Alunorte, which will increase its annual alumina production capacity to 4.2 million tons.

In 2003, CVRD’s principal investments in electric power will be conclusion of the Candonga (US$ 15.2 million) and Aimorés (US$ 16.7 million) hydroelectric stations. Candonga, with 140 MW of installed power, will start operating in November this year, while Aimorés, with 330 MW, should come on line the following month.

Expenditures on maintenance will reach US$ 296.7 million, with US$ 190.8 million spent to modernize operations, US$ 81.2 million on information technology, US$ 52.5 million for research and development, and US$ 21.3 million on environmental protection and rehabilitation.

In the ferrous minerals area, outlays will go to substitute mining equipment to raise productivity and cut costs, to replace equipment that was redeployed to the Sossego project, as well as on operational improvements at beneficiation plants and on geological research to expand recoverable reserves.

US$ 144.1 million will be spent in the logistics area on replacement of rails and ties, operational improvements and control systems. The main objectives are to raise operational safety, reduce costs and shorten travel cycles.

The investments in information technology include spending of US$ 37 million to acquire the ERP system.

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

14.05 - EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS

US$ 72 million will be earmarked to prospect for copper (US$ 39.5 million), gold (US$ 9 million), manganese (US$ 5.2 million), platinum group minerals (US$ 4.3 million), nickel (US$ 3.3 million) and others (US$ 10.7 million). Another US$ 45.2 million will be invested in further developing Carajás and the rest will be spent in other regions of Brazil and abroad. This amount includes expenditures by the BNDES of US$ 25.7 million, in accordance with the Mineral Risk Contract.

Investment Budget 2003

By business area	US$ million	%

Ferrous Minerals	581.1	31.5%
Logistics	433.9	23.5%
Non-ferrous Minerals	418.0	22.7%
Aluminum	184.2	10.0%
Energy	72.6	3.9%
Semi-finished Metals	48.3	2.6%
Corporate Center	105.4	5.7%

Total	1,843.5	100.0%

By category	US$ million	%

Projects	1,129.0	61.2%
Maintenance	296.7	16.1%
Modernization	190.8	10.3%
Information Technology	81.2	4.4%
Research & Development	52.5	2.8%
Environment	21.3	1.2%
Mineral Exploration	72.0	3.9%

Total	1,843.5	100.0%

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

15.01 - ENVIRONMENTAL PROBLEMS

ENVIRONMENTAL MANAGEMENT

The environmental quality of the activities, products and services of Companhia Vale do Rio Doce is a strategic factor indispensable to its competitiveness and very survival in the international marketplace. CVRD takes a proactive stance, insisting on standards that surpass legal requirements.

The Company promotes sustainable development and regularly discloses information about the environmental quality of its processes, products and services. Its activities ensure good returns to shareholders without harming future generations.

As one of the first Brazilian companies to implement an environmental management process based on the ISO 14001 standard, CVRD had received 12 certifications by the end of 2002. All its iron ore exports come from certified mines and pass through equally certified port terminals. The same is true of its pelletizing plants. In France, the subsidiary Rio Doce Manganèse Europe, a producer of ferroalloys, was ISO 14001 certified in 2001, and in 2002 received the Industrial Excellence Award from the Institut Européen d’Administration des Affairs – Insead.

CVRD units with ISO 14001 certification in 2002:

•	Docenave Tugboat Quay – Espírito Santo;

•	Iron and Gold Mining Complex at Itabira and Conceição – Minas Gerais;

•	Gongo Soco Iron Ore Mine – Minas Gerais;

•	Sociedade Mineira de Mineração Manganese Mine – Minas Gerais;

•	Ferteco Mineração Iron Ore Mines – Minas Gerais;

•	Sepetiba Bay Maritime Terminal – Rio de Janeiro.

The above units are in addition to others already certified, among which are the Santa Luzia Mineral Development Center in Minas Gerais and the Carajás iron ore and manganese mines in the state of Pará, which were the first such mines in the world to receive ISO 14001 certification.

ENVIRONMENTAL PARTNERS

CVRD preserves over 1.2 million hectares (nearly 3 million acres) of native forestlands. In the Amazon region, the Company helps the Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis – Ibama (Brazilian Environmental Agency) in managing the Carajás and Tapirapé-Aquiri National Forests. These dense forests are among the largest remaining stands of primary forest in the south of Pará.

In the region of the Mata Atlântica (Atlantic coastal rainforest), besides helping Ibama to protect the Sooretama Biological Reserve, CVRD maintains more than 22 thousand hectares (over 54 thousand acres) of native forest in the Vale do Rio Doce Natural Reserve in Linhares, Espírito Santo. Together, these reserves correspond to 75% of the state’s remaining Atlantic forest.

This natural reserve has implemented an innovative model for self-sustaining management, through controlled public access to 1% of its area. In Linhares, CVRD has developed studies and technologies that enable annual production of millions of seedlings of over 800 tropical

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

15.01 - ENVIRONMENTAL PROBLEMS

plant species. For this initiative, applicable to other protected areas, the Company in 2002 was honored with the ECO and Top de Ecologia awards.

MINIMIZATION OF INPUTS AND OUTPUTS

Reduction of effluents, emissions and residues avoids unneeded waste and the costs associated with their control, treatment and final disposal. Measures to rationalize the main industrial inputs – electricity, fuels and water – are longstanding at CVRD. Substantial investments are made to technologically upgrade productive processes and control systems, as well as to improve operational procedures.

WATER

CVRD has operations in 14 Brazilian states, ranging from the tropical Amazon region to the semiarid Northeast of the country. This imposes specific demands for adequate water management based on individualized studies and solutions appropriate for each operational unit.

Reduced water consumption at the Tubarão pelletizing plants is an example of the significant results achieved. Over the past ten years, despite a 67% rise in annual pellet output, water consumption has been cut by 48%.

AIR

The Company has been consistently improving its programs to minimize atmospheric emissions. In 2002, new electrostatic precipitators were installed at the Tubarão pelletizing plants in Espírito Santo, which added to those already installed eliminate over 95% of particle emissions. The automatic monitoring systems installed in Vitória in Espirito Santo and Itabira in Minas Gerais are among the most modern in the world, allowing emissions to be consistently maintained within established levels.

In mining activities, specific and routine procedures are adopted to reduce atmospheric emissions, such as spraying down internal roads, minimizing the exposure of benches and slopes, and planting arboreal strips with species chosen to cut down particle emissions..

SOLID WASTE

The solid waste management program seeks to minimize generation and rationalize final disposal. It stimulates recycling, reuse, co-processing, or disposal in landfills under Company control when no other alternatives are feasible.

REHABILITATION OF MINED AREAS

CVRD applies the latest techniques to rehabilitate mined areas. At the end of extraction, these areas can be used for other economic activities or for environmental conservation. The funds necessary for future recovery of its mines are assured by setting aside part of the revenue obtained during the productive period.

In 2002, CVRD invested nearly R$ 23 million in various projects to rehabilitate mined areas.

RESPONSIBILITY FOR THE LIFE CYCLE OF PRODUCTS AND SERVICES

With products sold the world over, CVRD pays close attention to the environmental regulations placed on its customers, establishing ongoing technical partnerships to identify opportunities to improve the environmental quality of the processes and products they use.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

15.01 - ENVIRONMENTAL PROBLEMS

The environmental quality of the products and services acquired by CVRD is ensured by the requirement to demonstrate compliance with all applicable regulations and by conducting regular environmental audits. All service providers are duly qualified and trained and must follow the same environmental procedures practiced by the Company’s own employees.

RESPONSIBILITY TO FUTURE GENERATIONS AND COMMITMENT TO THE ENVIRONMENTAL CAUSE

CVRD is a founding member of the World Business Council for Sustainable Development – WBCSD and of its Brazilian counterpart, the Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável – CEBDS. It also participates in other governmental and technical forums responsible for perfecting environmental laws and standards. This permits planning of the necessary preventive actions to maintain legal and regulatory conformity at all times. The Company also participates in the formulation and implementation of the United Nations Convention on Climate Change and is a founding member of the International Emissions Trading Association.

ENVIRONMENTAL ACTIONS IN COMMUNITIES

The Company encourages and implements actions to improve the environmental quality of the communities in the areas influenced by its activities. It sponsors environmental education programs that have already trained nearly 3,500 educators and 600 community leaders in the areas where it operates. These teachings have been passed on to more than 23 thousand public and private school students and other community members.

REHABILITATION IN MARIANA

In 2002, CVRD spent R$ 1.5 million to rehabilitate a sanitary landfill located near the center of the historic city of Mariana in the state of Minas Gerais.

WILD ANIMAL PROTECTION CENTER

Built in São Luís in partnership with Ibama, this center treats wild animals seized from poachers, for later reintroduction to their natural habitats or consignment to zoos or accredited breeders.

ASSESSMENT OF THE ENVIRONMENTAL IMPACT OF PORT OPERATIONS

Under a partnership between CVRD and the Universidade Federal do Maranhão, a study was conducted of the environmental impact of port operations in São Luís, Maranhão state, which will serve as a basis for protective measures.

VALE AMBIENTE (“WORTH THE ENVIRONMENT”)

In 2002, this program put on seven seminars, 25 courses and 18 presentations on sustainable development. Vale Ambiente is a joint program among several municipal governments in Minas Gerais and Bahia states. It benefits some 2,000 teachers and 600 community leaders, who spread their such awareness to the wider community.

MEU AMBIENTE (“MY ENVIRONMENT”)

This project informs residents of the watershed formed by the Santa Maria da Vitória and Jucu rivers, source of water for the greater Vitória metropolitan area in Espírito Santo, of the importance of environmental preservation and proper water use. In 2002, Meu Ambiente was also implemented in the municipalities of Cariacica and Vila Velha. The project benefits 11 thousand people.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

15.01 - ENVIRONMENTAL PROBLEMS

VALE SEMEAR (“WORTH PLANTING”)

Vale Semear prepares municipal school teachers in the cities of Linhares and Sooretama, in Espírito Santo, to include environmental studies in their curricula. In 2002, the project involved 840 educators and 8,910 students in the first through eighth grades in 15 schools.

VALE O AMANHÃ (“VALUE TOMORROW”)

Begun in 2002, this project is developed in partnership with the municipal secretariats of education and the environment in Vitória, Vila Velha, Cariacica, Serra and Viana, in Espírito Santo. It trains primary school teachers in environmental education. These activities benefit 500 teachers and 3,600 students in 10 schools.

EDUCATION FOR URBAN SANITATION

In São Luís, Maranhão, CVRD has been helping the local government to implement selective trash collection systems, in a project that will serve 200 thousand residents of the Anjo da Guarda, Vila Ariri, Vila Bacanga, Vila Embratel and Vila Maranhão districts.

TUESDAYS AT THE MUSEUM

The Tuesdays at the Museum environmental education project at the Vale do Rio Doce Museum in Vila Velha, Espírito Santo is aimed at public and private school students in the greater Vitória metropolitan area. Each month an average of 320 students participate.

CVRD COMMUNITY PROGRAM – MINING CIRCUIT

Started in June 2002, this program presents the productive processes and environmental control measures taken by CVRD. Nearly 14 thousand people in Itabira, Mariana, Catas Altas, Santa Rita do Durão, Antônio Pereira and Ouro Preto have visited the Itabira Mining Complex and the Timbopeba and Alegria mines in Minas Gerais.

EXPENDITURES OF COMPANHIA VALE DO RIO DOCE ON ENVIRONMENTAL MANAGEMENT – 2002

In 2002, the Company’s expenditures on environmental actions reached R$ 78 million, including associated and subsidiary companies, evaluated by the equity method criterion.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

16.01 - LAWSUITS WITH A VALUE EXCEEDING 5% OF STOCKHOLDERS’ EQUITY OR NET PROFIT

1 - ITEM	2 - DESCRIPTION	3 - %OF STOCKHOLDERS’ EQUITY	4 - %OF NET PROFIT	5 - PROVISION		6 - AMOUNT (R$ THOUSANDS)

				YES	NO

01	Labor Suits	3.24	20.22	X		413,000
02	Tax Disputes	7.33	45.77	X		935,000
03	Other Suits	2.95	18.40	X		376,000

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

17.01 - OPERATIONS WITH RELATED COMPANIES

Product purchases and rendering of services

PRODUCTS/SELLERS

Pellets/ Iron Ore

Companhia Ítalo-Brasileira de Pelotização - ITABRASCO

Companhia Nipo-Brasileira de Pelotização – NIBRASCO

Companhia Hispano-Brasileira de Pelotização – HISPANOBRÁS

Companhia Coreano-Brasileira de Pelotização – KOBRASCO

Minas da Serra Geral – MSG

SERVICES/PROVIDERS

Ocean Freight

Navegação Vale do Rio Doce S.A. – DOCENAVE

Seamar Shipping Corporation

Prospecting And Geology

Rio Doce Geologia e Mineração S.A. - DOCEGEO

Purchases Of Imported Material

Itabira Rio Doce Company Limited - ITACO

Commission on Sales

BRASILUX – Société Industrielle et Commerciale Brasilo-Luxembourgeoise S.A.

Loan Contracts

Subsidiaries and Associated Companies - Market Rate.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

17.01 - OPERATIONS WITH RELATED COMPANIES

PRODUCTS/CUSTOMERS

Pellets/Iron Ore

Itabira Rio Doce Company Limited - ITACO

Companhia Siderúrgica de Tubarão - CST

Usinas Siderúrgicas de Minas Geras S.A.  - USIMINAS

Companhia Hispano-Brasileira de Pelotização – HISPANOBRÁS

Companhia Ítalo-Brasileira de Pelotização - ITABRASCO

Companhia Nipo-Brasileira de Pelotização – NIBRASCO

Companhia Coreano-Brasileira de Pelotização - KOBRASCO

Rio Doce Limited

BRASILUX – Société Industrielle et Commerciale Brasilo-Luxembourgeoise S.A.

CVRD Overseas Ltd.

Samarco Mineração S.A.

Gulf Industrial Investment Co.- GIIC

Ferteco Mineração S.A.

TRANSPORTATION SERVICES

Usinas Siderúrgicas de Minas Geras S.A.  - USIMINAS

Aço Minas Gerais S.A - AÇOMINAS

Ferrovia Centro Atlantica S.A. - FCA

Companhia Siderúrgica de Tubarão - CST

Ferteco Mineração S.A.

Companhia Ferroviária do Nordeste

Sibra Eletrosiderúrgica Brasileira S. A.

OTHER SERVICES

Subsidiaries and Associated Companies

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

As amended at the Extraordinary Shareholders’ Meeting
held on April 16, 2003

CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 - COMPANHIA VALE DO RIO DOCE, referred to in abbreviated form as CVRD, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Article 2  - The purpose of the company is:

I.	the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.	the building and operation of railways and the exploitation of own or third party rail traffic;

III.	the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.	the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.
the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.
the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.	constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.”

Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the company shall be unlimited.

CHAPTER II - CAPITAL AND SHARES

Article 5 - The share capital is R$ 6.300.000.000,00 (six billion and three hundred million reais), corresponding to 388,559,056 (three hundred and eighty-eight million, five hundred and fifty-nine thousand and fifty-six) book shares, being 249,983,143 (two hundred and forty-nine million, nine hundred and eighty-three thousand one hundred and forty-three) common shares corresponding to R$ 4.053.164.574,55 (four billion, fifty-three million, one hundred and sixty-four thousand and five hundred and seventy-four reais and fifty-five cents), and 138,575,913 (one hundred and thirty-eight million, five hundred and seventy-five thousand nine hundred and thirteen) class A preferred shares, including 1 (one) special class share, corresponding to R$ 2.246.835.425,45 (two billion, two hundred and forty-six million, eight hundred and thirty-five thousand, four hundred and twenty-five reais and forty-five cents), all of no par value.

§ 1 -	The shares are divided into common shares and preferred shares. The preferred shares comprise class A and special class.

§ 2 -
The special class preferred share shall belong exclusively to the Federal Government.  In addition to the other rights assigned to it in the present By-Laws, the special class share shall possess the same rights as the class A preferred shares.

§ 3 -	Each common and class A preferred share and the special class share shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4 -
The class A and special class preferred shares shall have the same rights as the common shares with the exception of the right to vote at the election of members of the Board of Directors, in accordance with the provisions set forth in §§ 2

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

and 3 of Article 11 following, but shall nevertheless posses the right jointly to elect and remove one member of the Audit Committee and the respective alternate.

§5 -	Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a)    priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b)    entitlement to participate in the profit distributed and any bonuses, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§6 -
Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

Article 6 - The company is authorized to increase its share capital up to the limit of 300,000,000 (three hundred million) common shares and 600,000,000 (six hundred million) class A preferred shares. Within the limit authorized by the present Article the company shall, by means of a decision of the Board of Directors, be entitled to increase the share capital without any alteration of the By-laws by means of the issuance of common shares and/or preferred shares.

§ 1 -	The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 -
At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

§ 3 -
Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in custody or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.

Article 7 -  The special class share shall possess a veto right regarding of the following subjects:

I.	change of name of the company;

II.	change of location of the head office;

III.	change of the corporate purpose with reference to mineral exploitation;

IV.	the winding-up of the company;

V.
the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.	any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII.	any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III - GENERAL MEETING

Article 8 -  The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

§ 1 -	An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.

FEDERAL PUBLIC SERVICE
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ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

§ 2 -
The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 -
Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.

Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors.

CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1 -	The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be.

§2 -	The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§3 -
The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties, their competence and professional repute and the market value of their services.  The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§4 -	The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II – Committees hereinafter.

SECTION I - BOARD OF DIRECTORS

Subsection I - Composition

Article 11 - The Board of Directors, a joint decision-making  body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, all being shareholders in the company, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1 -	The term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§2 -
Under the terms of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:

	I -	common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and

	II -	preferred shares representing at least 10% (ten percent) of share capital.

§3 -
Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Articleshall be observed.

FEDERAL PUBLIC SERVICE
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ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

§4 -
The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

§5 -
From among the 11 (eleven) effective members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§6 -
The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them.

§7 -
In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§8 -	Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§9 -	During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§10 -
Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§11 -
Whenever the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum.  Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§12-
With the exception of the effective members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under section II, §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, effective or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§13 -
Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.

§14 -
The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.

Subsection II - Workings

Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

§1 -
The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

§2 -
The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.

Subsection III - Responsibilities

Article 14 - The Board of Directors shall be responsible for:

I.	electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.	distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.	assigning the functions of Investor Relations to an Executive Officer;

IV.	approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.	approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.	establishing the general guidance of the business of the company, its wholly-owned subsidiary companies and controlled companies;

VII.	approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.	approving the company’s annual and multi-annual investment budgets, submitted to it by the Executive Board;

IX.	monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.	approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.	issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.
with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.	approving the financial policies of the company submitted by the Executive Board;

XIV.	approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.	approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.
approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.	selecting and removing independent auditors;

XVIII.	appointing and removing the employee responsible for the internal auditing of the company, who shall report directly to the Board of Directors;

XIX.	approving the policies and the annual audit plan of the company submitted to it by the employee responsible for internal auditing;

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

XX.
inspecting the management work of the Executive Officers and at any time examining the books and papers of the company, requesting information about contracts signed or about to be signed, in order to ensure the financial integrity and ethical conduct of the company;

XXI.	approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.	approving the code of ethics and the management system in order to avoid conflicts of interests between the company and its shareholders or administrators;

XXIII.	adopting the measures considered necessary in the eventuality of potential conflicts of interest between the company and its shareholders or administrators;

XXIV.	approving the company’s policies relating to corporate responsibility, such as: the environment, health, safety and social responsibility, as submitted by the Executive Board;

XXV.
establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on fixed assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with;

XXVI.	approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;

XXVII.
establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII.
approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX.
approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX.
authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI.	expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII.	authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale.

§1 -
The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2 -	The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

SECTION II - COMMITTEES

Article 15 - The Board of Directors, shall have, for support on a permanent basis, 5 (five) technical and consultant committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Audit Committee and Governance and Ethics Committee.

§1 -
The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the caption of this Article.

§2 -
The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

Subsection I - Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors in order to increase the efficiency and quality of its decisions.

Subsection II - Composition

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The composition of each committee shall be defined by the Board of Directors.

§1 -	The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.

§2 -
The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and re-appointment shall be permitted.

§3 -	During their management, members of the committees may be removed from office by the Board of Directors.

Subsection III - Workings

Article 19 - Standards relating to the workings of each committee shall be defined by the Board of Directors.

§1 -	The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§2 -	The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

Subsection IV - Responsibilities

Article 20 - The main duties of the committees are set forth in Article 21 and subsequent articles, whereas their detailed duties shall be defined by the Board of Directors.

Article 21 - The Executive Development Committee shall be responsible for:

I -	issuing reports on the human resources general policies of the company submitted by the Executive Board to the Board of Directors;

II -	analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the Executive Board;

III -	submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board.

Article 22 - The Strategic Committee shall be responsible for:

I -	issuing reports on the strategic guidelines and the strategic plan submitted annually by the Executive Board;

II -	issuing reports on the company’s annual and multi-annual investment budgets submitted by the Executive Board to the Board of Directors;

III -	issuing reports on investment and/or divestiture opportunities submitted by the Executive Board to the Board of Directors;

IV -
issuing reports on operations relating to merger, split-off, incorporation in which the company and its controlled subsidiaries are a party, and on share purchases submitted by the Executive Board to the Board of Directors.

Article 23 - The Finance Committee shall be responsible for:

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

I -	issuing reports on the financial policies and the internal financial control systems of the company;

II -
issuing reports on the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company.

Article 24 - The Audit Committee shall be responsible for:

I -	submitting appointment recommendations of the independent auditors and the employee responsible for internal auditing of the company to the Board of Directors;

II -	issuing reports on the policies and the company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

III -	tracking the results of the company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors;

IV -	analyzing the Annual Report, as well as the Financial Statements of the company and making recommendations to the Board of Directors.

Article 25 - The Governance and Ethics Committee shall be responsible for:

I -	evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;

II -	submitting improvements to the code of ethics and in the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators;

III-	issuing reports on policies relating to corporate responsibility, such as the environment, health, safety and social responsibility of the company submitted by the Executive Board;

IV -	issuing reports on potential conflicts of interest between the company and its shareholders or administrators.

SECTION III - EXECUTIVE BOARD

Subsection I – Composition

Article 26 -The Executive Board, the executive administration body of the company, shall consist of 6 (six) to 9 (nine) members, one of whom shall be the Chief Executive Officer and others shall be Executive Officers.

§1 -
The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§2 -	The Executive Officers shall have their individual duties defined by the Board of Directors.

§3 -	The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

Subsection II – Workings

Article 27 - In the case of temporary impediment of the Chief Executive Officer, same shall be replaced by another member of the Executive Board designated by majority vote of the members of the Executive Board, and in the case of absence, the Chief Executive Officer may designate his own substitute, who shall assume all legal, statutory and regulatory duties and responsibilities.

§1 -
In the case of temporary impediment or absence of any Executive Officer, same shall be replaced by one of the Executive Officers appointed by the Chief Executive Officer, who shall accumulate the legal, statutory and regulatory responsibilities of the absent or impeded Executive Officer, for the term of exercise of the post of the substituted Executive Officer, excluded the right to vote at Executive Board meetings.

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

§ 2 -
Should a vacancy occur in the office of an Executive Officer, the substitute member shall be selected and his name shall be submitted by the Chief Executive Officer to the Board of Directors who shall elect him to complete the remaining term of the substituted officer.

§ 3 -
Should a vacancy occur in the office of the Chief Executive Officer, the Executive Officer in charge of Finance shall substitute the Chief Executive Officer, accumulating his own duties, rights and responsibilities with those of the Chief Executive Officer until the Board of Directors holds a new election for the office of Chief Executive Officer.

Article 28 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article 29 - The Executive Board shall meet on an ordinary basis once a fortnight and extraordinarily whenever called by the Chief Executive Officer or his substitute.

Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;

Article 30 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.

Article 31 -  The Chief Executive Officer shall chair the meetings of the Executive Board in order to priorize consensual approvals amongst its members.

§1 -
When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2  following;

§2 -
Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§3 -
The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III – Responsibilities

Article 32 - The Executive Board shall be responsible for:

I -	approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II -	preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III -	complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

IV -	preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V -	preparing and submitting the company’s annual and multi-annual investments budgets to the Board of Directors, and executing the approved budgets;

VI -	planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII -
identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

VIII -
identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX -	preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X -	Submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI -
defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII -	preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII -	adhere to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV -
preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV -
authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI -
authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII -
propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII -	authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX -
authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX -	establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI -	establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.

§1 -
The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§ 2 -
The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 33 - The responsibilities of the Chief Executive Officer are to:

I -	take the chair at meetings of the Executive Board;

II -
exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

III -	Coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV -	select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V -	Coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II – Workings;

VI -	grant vacation and leave to the members of the Executive Board, and designate other Executive Officers as their alternates;

VII -	keep the Board of Directors informed about the activities of the company;

VIII -	together with the other Executive Officers, prepare the annual report and draw up the balance sheet;

Article 34 - The Executive Officers are to:

I -	organize the services for which they are responsible;

II -
participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III -
comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities.

Article 35 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§ 1 -
Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which the powers granted shall be specified, the term of validity of powers of attorney “ad negotia” expiring on December 31 of the year in which it is granted.

§ 2 -
The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§ 3 -
In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney-in-fact with specific and limited powers according to the present By-Laws.

§ 4 -	Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.

CHAPTER V - AUDIT COMMITTEE

Article 36 - The Audit Committee, a permanently functioning body, shall be formed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Article 37 - The members of the Audit Committee shall carry out their duties until the first Ordinary General meeting to be held following their election, their re-election being permitted.

Article 38 - In their absence or impediment, or in cases of vacancy of office, the members of the Audit Committee shall be replaced by their respective alternates.

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

18.01 - BY LAWS

Article 39 - The Audit Committee shall exercise the functions attributed to it by prevailing legislation, and shall provide, with minimum notice of 30 (thirty) days prior to the Ordinary General Meeting, a report on the documentation as established in Article 133 of Law # 6,404/76, with the terms set forth in Law # 10,303/01.

CHAPTER VI - COMPANY PERSONNEL

Article 40 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.

CHAPTER VII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

Article 41 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 42 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7  of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Article 43 - The proposal for distribution of profit shall include the following reserves:

I.	Depletion Reserve, to be constituted in accordance with prevailing fiscal legislation;

II.
Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

Article 44 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 45 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 46 - The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.

I hereby declare that the above text is a true copy of the original, recorded in the appropriate book.

Rio de Janeiro, April 16th, 2003

Pedro Aguiar de Freitas
General Counsel

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01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.01 - COMPETITORS

AFFILIATED: RIO DOCE EUROPA S. A. R. L.

The affiliated company Rio Doce Europa S.A.R.L  is a holding company without operational activities, hence the items below will present information of Rio Doce International Finance Ltd.

Nothing to report.

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.04 - MAIN CUSTOMER PER PRODUCTS AND/OR SERVICES

AFFILIATED: RIO DOCE EUROPA S. A. R. L.

Societé Industrielle Et Commerciale Brasilo-Luxembourgeoise S. A. - BRASILUX corresponds to 98% of the total Net Operating Revenue of  Rio Doce International Finance Ltd.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.05 - OPERATIONS WITH RELATED COMPANIES

AFFILIATED: RIO DOCE EUROPA S. A. R. L.

COMMISSION ON SALES

BRASILUX – Société Industrielle et Commerciale Brasilo-Luxembourgeoise S.A.

PPSA Overseas S. A.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.09 - CHARACTERISTICS OF THE BRANCH ACTIVITY

AFFILIATED: RIO DOCE EUROPA S. A. R. L.

The company has been as sub agent  of iron ore sale in Europe and as such is affected by changes in market conditions in that continent.

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2002

01.01 - IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.10 - PERFORMANCE REPORT

AFFILIATED: RIO DOCE EUROPA S. A. R. L.

The Company reported a Net Income of US$ 23 million in 2002 against US$ 642 million in 2001, basically due to:

COMMISSION REVENUE

The company received commission from Brasilux on sales to the external market of its indirect parent company Companhia Vale do Rio Doce,  generating revenue in 2002 of US$ 52 millions, compared with US$ 53 millions in 2001.

FINANCIAL RESULT

There was a gain of US$ 14 million in 2002 against US$ 7 million in 2001, basically due to the decrease of income from marketable securities.

RESULT FROM SHAREHOLDINGS

The significant reduction of equity result (US$ 8 million of expense in 2002 against  US$ 617 million of income in 2001), is due to RDIF had sale its investments as June, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: May 20, 2003